Exhibit 99.158

Execution Copy

LINDA SCHUYLER

- and -

EPITOME GROUP HOLDINGS INC.

- and -

DHX MEDIA LTD.

AGREEMENT FOR THE PURCHASE OF ALL OF THE SHARES OF

EPITOME DISTRIBUTION INC., PWT DISTRIBUTION INC.,

EPITOME PICTURES INC. AND EPITOME STUDIOS INC. AND THE PURCHASE OF

A LOAN RECEIVABLE OWING TO EPITOME GROUP HOLDINGS INC.

Dated April 3, 2014

PURCHASE AGREEMENT

This Agreement dated April 3, 2014 is made

BETWEEN

LINDA SCHUYLER, an individual resident in Toronto, Ontario

(“Schuyler”)

- and -

EPITOME GROUP HOLDINGS INC., a corporation existing under the laws of the Province of Ontario

(“EGHI”, and together with Schuyler, the “Vendors”)

- and -

DHX MEDIA LTD., a corporation continued under the laws of Canada

(the “Purchaser”)

RECITALS

A.	Schuyler is the registered and beneficial owner of all of the issued and outstanding shares in the capital stock of Studios.

B.	EGHI is the registered and beneficial owner of all of the issued and outstanding shares in the capital stock of EDI, PWT and Pictures.

C.	Pictures is the registered and beneficial owner of all of the issued and outstanding shares in the capital stock of ESPI.

D.	EGHI is the owner of a loan receivable owing from Pictures in the amount of $[REDACTED][1] (the “Shareholder Loan”).

E.	The Purchaser is willing to purchase and the Vendors are willing to sell to the Purchaser all of the issued and outstanding shares of capital stock of the Purchased Companies (collectively, the “Purchased Shares”) and the Shareholder Loan on and subject to the terms and conditions of this Agreement (the “Transaction”).

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each Party, the Parties agree as follows:

1 Redacted portion consists of commercially sensitive information (amount of loan receivable).

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement:

(a)	“Affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators and “Affiliated” has a corresponding meaning.

(b)	“Agreement” means this share purchase agreement and all the Schedules attached hereto.

(c)	“Applicable Law” means any federal, state, provincial, local, municipal, or foreign, Order, constitution, law, ordinance, rule, regulation, statute or treaty of any Governmental Authority.

(d)	“Approvals” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and approvals.

(e)	“Benefit Plans” means all plans, agreements, programs, policies, undertakings, or other arrangements with respect to some or all of the current directors, officers or employees of the Purchased Entities and their respective beneficiaries to the extent applicable, funded or unfunded, which provide for or relate to:

(i)	bonus, commission, profit sharing or deferred profit sharing, performance compensation, deferred or incentive compensation, share compensation, share purchase or share option purchase, share appreciation rights, phantom stock, restricted stock, retention, employee loans, thrift, savings, or any other compensation in addition to wages;

(ii)	retirement or retirement savings, including, without limitation, pension plans, pensions, supplemental pensions, retirement savings plans and retirement compensation arrangements; or

(iii)	insured or self-insured welfare or “fringe” benefits, including short term disability and long term disability, hospitalization, health, welfare, eye care, mortgage assistance, medical or dental treatments or expenses, life insurance, accident, death or survivor’s benefits, supplementary employment insurance.

(f)	“Board” means the board of directors of the Purchaser.

(g)	“Books and Records” of a Party means the Financial Records and all other books, records and files of such Party and its Subsidiaries, including drawings, engineering information, manuals and data, sales and advertising materials, sales and purchase correspondence, trade association files, research and development records, lists of present and former, personnel, employment and other records, and the minute books of such Party and its Subsidiaries and all records, data and information stored electronically, digitally or on computer-related media.

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(h)	“Buildings” has the meaning given to it in Section 4.1(ee)(i).

(i)	“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Halifax, Nova Scotia or in the City of Toronto, Ontario.

(j)	“Business Premises” means collectively the Leased Premises and Owned Premises.

(k)	“Claim” means:

(i)	any suit, action, dispute, investigation, claim, arbitration, order, summons, charge, demand or prosecution, whether legal or administrative;

(ii)	any other proceeding; or

(iii)	any appeal or application for review;

at law or in equity or before or by any Governmental Authority.

(l)	“Closing” means the completion of the Transaction.

(m)	“Closing Date” has the meaning given to it in Section 2.6.

(n)	“Closing Date Balance Sheet” means the unaudited combined balance sheet of the Purchased Companies, including for greater certainty a calculation of the Closing Date Excess Cash, and review engagement report as of the close of business on the day immediately prior to the Closing Date, prepared by the Purchaser’s accountants, PricewaterhouseCoopers LLP, in accordance with GAAP.

(o)	“Closing Date Balance Sheet Determination Date” means the date as determined pursuant to Section 3.1.

(p)	“Closing Date Excess Cash” means the combined cash of the Purchased Companies as shown on the Closing Date Balance Sheet, calculated as current assets less current liabilities in accordance with, and adjusted as set out in Schedule 1.1(p).

(q)	“Closing Time” means 9:00 a.m. (Halifax time) on the Closing Date or such other time on the Closing Date as may be agreed to by the Parties in writing.

(r)	“Confidential Information” means, in relation to any Party (the “Discloser”):

(i)	all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that the Discloser or its Affiliates discloses or makes available to, or that is gathered for inspection by a Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review of the transaction contemplated by this Agreement, whether provided before or after the Closing Date, including information that contains or otherwise reflects information concerning the Discloser or its Affiliates or their businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, customer lists, forecasts, engineering reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;

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(ii)	all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same;

(iii)	the existence and terms of this Agreement;

(iv)	the fact that information has been disclosed or made available to the Recipient or the Recipient’s Representatives; and

(v)	the fact that discussions or negotiations are or may be taking place with respect to the Transaction, the proposed terms of the Transaction and the status of any discussions or negotiations under this Agreement;

but does not include any information that:

(vi)	is at the time of disclosure or making available to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(vii)	is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or other confidentiality obligation to, the Discloser; or

(viii)	was known by the Recipient or was independently developed by the Recipient prior to disclosure or making available in connection with the transactions contemplated by this Agreement, as established by Recipient’s business records, and was not subject to any confidentiality obligation imposed on the Recipient.

(s)	“Confidentiality Agreement” means the confidentiality agreement dated April 23, 2012 between the Purchaser and Pictures, EGHI and Studios.

(t)	“Consideration Shares” means 2,915,263 common shares of the Purchaser.

(u)	“Constating Documents” means, with respect to any Person which is not an individual, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, letters patent, supplementary letters patent, by-laws, partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trusts, pooling agreements and similar Contracts, arrangements and understandings applicable to the Person’s Equity Interests, all as amended, supplemented, restated and replaced from time to time.

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(v)	“Contract” means any contract, agreement, lease or arrangement to which a Party or its Subsidiaries is a party or by which a Party or any of its Subsidiaries or any of their respective properties, assets or the business is bound or under which such Party or any of its Subsidiaries has rights.

(w)	“CRA” means the Canada Revenue Agency or any successor agency and any similar provincial agency.

(x)	“Damages” means any loss, cost, liability, loss, claim, damage or other out-of-pocket expense (whether or not involving a Third Party Claim) including reasonable costs, fees and expenses of legal counsel.

(y)	“Debt Purchase Price” means $[REDACTED][2], representing the amount of the Purchase Price to be allocated to EGHI for the purchase of the Shareholder Loan.

(z)	“Direct Claim” has the meaning given to it in Section 8.5.

(aa)	“EDI” means Epitome Distribution Inc., a corporation existing under the laws of the Province of Ontario.

(bb)	“EGHI” has the meaning given to it in the preamble to the Agreement.

(cc)	“EGHI Subsidiaries” means, collectively, EDI, PWT and Pictures.

(dd)	“Employee” means an individual who is employed by Purchased Entities with or without a written employment agreement.

(ee)	“Employment Agreements” means each of the employment agreements to be entered into at Closing between the Purchaser and [REDACTED][3].

(ff)	“Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in that Person’s equity or capital, however designated and whether voting or non-voting.

(gg)	“ESPI” means Epitome Screen Productions Inc., a corporation existing under the laws of the Province of Ontario.

(hh)	“Financial Records” of a Party means all of such Party’s and its Subsidiaries’ books of account and other financial data and information, and includes all records, data and information stored electronically, digitally or on computer-related media.

2 Redacted portion consists of commercially sensitive information (amount of loan receivable).

3 Redacted portion consists of personal information (individual names).

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(ii)	“Financial Statements” means the audited consolidated financial statements of EGHI and the EGHI Subsidiaries and the financial statements of Studios attached as Schedule 1.1(ii).

(jj)	“Freelance Arrangement” means the arrangement to be entered between the Purchaser and Schuyler.

(kk)	“Governmental Authority” means:

(i)	any domestic or foreign government, whether national, federal, provincial, state, territorial, commonwealth, municipal, district, local or other jurisdiction of any nature (whether administrative, legislative, executive or otherwise);

(ii)	any person, agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, police, prosecutorial or administrative powers or functions of, or pertaining to, government;

(iii)	any arbitrator, court, commission, or other body having adjudicative, regulatory, judicial, administrative or similar functions; and

(iv)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange.

(ll)	“Hazardous Substances” means any substance, material or waste which is regulated by any Applicable Laws relating to the protection of the environment, including any material or substance which is:

(i)	defined as a “solid waste”, “hazardous waste”, “hazardous material”, “hazardous substance”, “dangerous good”, “extremely hazardous waste”, “restricted hazardous waste”, “pollutant”, “contaminant”, “special waste”, “toxic substance” or other similar term or phrase under any Applicable Laws, or

(ii)	petroleum or any fraction or by-product thereof, asbestos, substances used for dry-cleaning and the waste and breakdown products thereof, polychlorinated biphenyls (PCB’s) or any radioactive substance.

(mm)	“HST” has the meaning given to it in Section 4.1(kk).

(nn)	“Income Tax” means any Tax imposed upon or measured by net income or gross income (excluding any tax based solely on gross receipts).

(oo)	“Income Tax Return” means a Tax Return with respect to Income Taxes.

(pp)	“Indebtedness” means, as to any Person, without duplication, (i) the principal of, interest accrued on and any other premiums or penalties with respect to (A) indebtedness for money borrowed by such Person and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments of such Person representing extensions of credit; (ii) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (iii) reimbursement obligations of such Person in respect of letters of credit or similar credit transactions securing obligations of a Person or of a type described in clauses (i) (ii), and (iii), but only to the extent of the obligation secured; (iv) obligations of such Person to pay rent under any lease of real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet prepared in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP; (v) the long-term portion of any current liabilities not identified in (i) and (iv) above; and (vi) other long-term liabilities, but, for greater certainty, excluding any current liabilities other than any current portion of long term debt, if any.

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(qq)	“Indemnified Party” means one or more of the Purchaser’s Indemnified Parties or the Vendors’ Indemnified Parties, as the case may be, entitled to indemnification pursuant to ARTICLE 8 .

(rr)	“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party pursuant to ARTICLE 8 .

(ss)	“Independent Auditor” has the meaning given to it in Section 3.1.

(tt)	“Intellectual Property” means all intellectual property of any kind whatsoever and wheresoever situate, including intangibles, domain names, all security interests, goodwill, choses in action and other contractual benefits and all trademarks, trade mark registrations and pending trade mark applications, patents and pending patent applications, copyrights and other intellectual property, including:

(i)	copyrights in any original works and all rights in any works of authorship not subject to copyright, design elements, ordering of content, graphic user interface, ideas or concepts, treatments, drafts or fictitious characters;

(ii)	trade-marks, including both registered and unregistered trade-marks and service marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, business names, any other source or business identifiers, and all goodwill associated with the foregoing; and

(iii)	trade secrets, confidential information and know-how, innovations, processes, technology, reports and studies, data, business information, research designs, research results, patents, patent applications and notes, prototypes, drawings and design and construction specifications.

(uu)	Intentionally deleted.

(vv)	“Leased Premises” means all real property that is leased, subleased, licensed or otherwise occupied or used by the Purchased Entities.

(ww)	“Licence” means any licence, permit, authorization, approval or other evidence of authority issued or granted, conferred, or otherwise created, by any Governmental Authority.

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(xx)	“Lien” means any lien, mortgage, charge, pledge, security interest, prior assignment, right to possession, encumbrance or other interest in property of any nature that in substance secures payment or performance of an obligation.

(yy)	“Lock Up Agreement” means the Lock Up Agreement to be entered into at Closing by the Vendors and the Purchaser in the form of Schedule 1.1 (yy).

(zz)	“Material Adverse Change” means any change, effect, event or occurrence that is or would reasonably likely to be material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations, businesses, operations or results of operations of the Purchased Entities taken as a whole, after taking into effect any insurance recoveries excluding, in each case, any change to the extent that it results directly from or relates directly to (a) changes in Canadian or international general economic conditions, credit markets or capital markets, (b) changes in conditions affecting the industry in which the Purchased Entities operate, (c) the announcement or pendency of the transactions contemplated under this Agreement, (d) compliance with the terms of this Agreement or actions taken with the prior written consent, or at the request, of the Purchaser, (e) any changes in any Applicable Laws or GAAP or the interpretation, application or non-application of any Applicable Laws or GAAP by any Governmental Authority or self-regulatory authority, including any changes in applicable accounting requirements or principles or (f) acts of war, terrorism, civil unrest or similar event, provided, in the case of clauses (a), (b), (e) or (f) that such change does not affect the Purchased Entities in a manner that is materially disproportionate to the effect on other companies of a similar size operating in the same industry as the Purchased Entities.

(aaa)	“Misrepresentation” has the meaning attributed thereto in the Securities Act (Ontario).

(bbb)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

(ccc)	“Owned Premises” means those lands and buildings owned by Studios for use in the Studios Business as described in Schedule 1.1(ccc);

(ddd)	“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

(eee)	“Permitted Liens” means:

(i)	Liens for Taxes, fees, levies, duties, or other governmental charges and utilities that are not yet delinquent or are being contested in good faith by appropriate proceedings if adequate provision has been made for their payment in accordance with GAAP;

(ii)	with respect to Real Property, minor title defects or irregularities, minor unregistered easements or rights of way, and other minor unregistered restrictions affecting the use of Real Property if such title defects, irregularities or restrictions are complied with and do not, in the aggregate, materially adversely affect: (i) the operation of the Purchased Entities Business or the continued use of the Real Property to which they relate after the Closing Date on substantially the same basis as the Purchased Entities Business is currently being operated and such Real Property is currently being used; or (ii) the marketability of such Real Property;

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(iii)	with respect to Real Property, easements, covenants, rights of way and other restrictions if registered provided that they are complied with and do not, in the aggregate, materially adversely affect: (i) the operation of the Purchased Entities Business or the continued use of the Real Property to which they relate after the Closing Date on substantially the same basis as the Purchased Entities Business is currently being operated and such Real Property is currently being used; or (ii) the marketability of such Real Property;

(iv)	with respect to Real Property, registered agreements with municipalities or public utilities if they: (i) have been complied with or adequate security has been furnished to secure compliance; and (ii) do not, in the aggregate, materially adversely affect the operation of the Purchased Entities Business or the continued use of the Real Property to which they relate after the Closing Date on substantially the same basis as the Business is currently being operated and such Real Property is currently being used, or the marketability of such Real Property;

(v)	Liens arising in the ordinary course of business under contracts with broadcasters, licensees and distributors in favour of such broadcasters, licensees and distributors to secure, among other things, covenants, obligations, liabilities, debts and the performance of the obligations of a Purchased Company to such broadcasters, licensees and distributors in connection with productions, the quiet enjoyment of the licensed rights granted to such broadcasters, licensees and distributors and, if applicable, the right to recoup any advances and minimum guarantees paid by such broadcasters, licensees and distributors;

(vi)	Liens in favour of ACTRA Performers’ Rights Society and the Directors’ Guild and any other similar union or collective bargaining organization in respect of media productions; and

(vii)	the Liens listed in Schedule 1.1(eee)(vii).

(fff)	“Permitted Production Financing” means ordinary course production debt incurred by the Purchased Entities in the course of carrying out the Purchased Entities Business.

(ggg)	“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

(hhh)	“Personal Information” means information about an identifiable individual that is subject to Privacy Law.

(iii)	“Pictures” means Epitome Pictures Inc., a corporation incorporated under the laws of the Province of Ontario.

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(iii)	“Pictures” means Epitome Pictures Inc., a corporation incorporated under the laws of the Province of Ontario.

(jjj)	“Pre-Closing Transactions” has the meaning given to it in Schedule 1.1(jjj).

(kkk)	“Premises Lease” means a lease, an agreement to lease, a sublease, a licence agreement or an occupancy or other agreement under which a Purchased Entity has the right to use or occupy any Leased Premises and which has, as of the date hereof, a remaining term in excess of one year.

(lll)	“Privacy Law” means Applicable Law relating to privacy and the collection, use and disclosure of Personal Information.

(mmm)	"Production Budget" means the current production budget for the production of season 13 of Degrassi, the Next Generation and Season 1 of Precious Blood, copies of which are attached as Schedule 1.1(mmm).

(nnn)	“Purchase Price” means the aggregate of the Purchased Share Price and the Debt Purchase Price.

(ooo)	“Purchased Company” means each of Studios, EDI, PWT, and Pictures and “Purchased Companies” means every Purchased Company.

(ppp)	“Purchased Entities” means the Purchased Companies and ESPI.

(qqq)	“Purchased Entities Business” means the business of Purchased Entities, taken as a whole, as conducted as of the date hereof.

(rrr)	“Purchased Entities Intellectual Property” means the Purchased Entities Licensed Intellectual Property and the Purchased Entities Owned Intellectual Property.

(sss)	“Purchased Entities Licensed Intellectual Property” means all Intellectual Property not owned by the Purchased Entities and used by, licensed to or in the possession of the Purchased Entities in the operation of the Purchased Entities Business as same is currently conducted, except for generally available boilerplate, click-through, or shrink-wrap non-exclusive licenses entered into by the Purchased Entities in the ordinary course of business and which do not constitute Purchased Entities Material Contracts.

(ttt)	“Purchased Entities Material Contracts” means each of the following types of Contract to which any Purchased Entity is a party: (i) all credit facilities, loan agreements, guarantees or agreements that create Indebtedness of a Purchased Entity or by which security over any material portion of a Purchased Entity’s assets is granted or by which a Purchased Entity are or may become liable for the Indebtedness of any other Person; (ii) any partnership, royalty or joint venture agreement of a Purchased Entity; (iii) any Contracts that involve or contemplate the payment to or by a Purchased Entity of $50,000 or more on an annual basis for any of the years 2012, 2013, 2014 or 2015 (other than any Contracts relating to the Production Budget); (iv) any distribution agreements or other licenses or grants of any rights of any Purchased Entities Owned Intellectual Property; and (v) any contracts with ACTRA Performers' Rights Society and the Directors' Guild and any other similar union or collective bargaining organization in respect of media productions.

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(uuu)	“Purchased Entities Owned Intellectual Property” means all Intellectual Property owned by the Purchased Entities and used in the operation of or for the benefit of the Purchased Entities Business.

(vvv)	“Purchased Shares” has the meaning given to it in Recital E.

(www)	“Purchased Share Price” means the amount of the Purchase Price to be paid to the Vendors as consideration for the Purchased Shares.

(xxx)	“Purchaser” has the meaning given to it in the preamble to the Agreement.

(yyy)	“Purchaser’s Indemnified Parties” means the Purchaser and its Affiliates and their respective successors and assigns.

(zzz)	“PWT” means PWT Distributions Inc., a corporation incorporated under the laws of Ontario.

(aaaa)	“Real Property” means any land or buildings or other improvements thereon, therein or thereunder.

(bbbb)	“Receivables” means all accounts receivable, bills receivable, trade accounts, book debts, tax credit receivables and insurance claims of the Purchased Entities together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.

(cccc)	“Regulatory Approval” means any approval, consent, ruling, authorization, notice, filing, waiver permit or acknowledgement to or from any Governmental Authority.

(dddd)	“Representative” when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party.

(eeee)	“Royalty Agreement” means the royalty agreement to be entered into between the Purchaser and the Vendors at Closing, in the form attached hereto as Schedule 1.1(eeee).

(ffff)	“Schuyler” has the meaning given to it in the preamble to the Agreement.

(gggg)	“Shareholder Loan” has the meaning given to it in Recital D.

(hhhh)	“Studios” means Epitome Studios Inc., a corporation existing under the laws of the Province of Ontario.

(iiii)	“Subsidiary” has the meaning given to it in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators.

(jjjj)	“Tax Act” means the Income Tax Act (Canada), as amended.

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(kkkk)	“Taxes” means all taxes, however denominated, imposed by any Governmental Authority including federal, state, provincial, local or foreign income, franchise, gross receipts, license, payroll, employment, employer health, alternative, excise, severance, stamp, occupation, windfall profits, environmental, capital stock, capital, capital gains, franchise, profits, withholding, social security (or similar), unemployment, disability, Pension Benefit Guarantee Corporation premiums, real property, personal property, ad valorem, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax or obligation of the same or similar nature of any kind whatsoever imposed by any Governmental Authority, including any interest, fine, penalty, or addition thereto, whether disputed or not.

(llll)	“Tax Returns” means all returns, information returns, reports, documents, declarations or any filing required to be supplied to any taxing authority or Governmental Authority relating to Taxes, or which is required to be filed with a Governmental Authority whether or not related to Taxes, including any schedule or attachment, including any amendment thereof, and any application or request for the extension of time in which to file any of the foregoing.

(mmmm)	“Third Party Claim” has the meaning given to it in Section 8.6(a).

(nnnn)	“Third Party Consent” has the meaning given to it in Section 5.1.

(oooo)	“Threshold” has the meaning given to it in Section 8.4(b).

(pppp)	“Thunderbird Shares” means the 200,000 shares of Thunderbird Films Inc. owned by Pictures.

(qqqq)	“Transaction” has the meaning ascribed thereto in Recital E.

(rrrr)	“Transaction Costs” of a Party means the costs and expenses (including any Taxes imposed on such costs and expenses) of such Party incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and in connection with the Transaction, including the fees and disbursements of legal counsel, bankers, investment bankers and accountants.

(ssss)	“TSX” means the Toronto Stock Exchange.

(tttt)	“Vendors” has the meaning given to it in the preamble to the Agreement.

(uuuu)	“Vendors’ Indemnified Parties” means EGHI, its successors and assigns and for Schuyler means Schuyler, her legal heirs, executors, administrators and other legal representatives.

1.2	Accounting Principles.

Whenever reference is made in this Agreement to a calculation to be made or financing statements or documents to be prepared in accordance with "generally accepted accounting principles" or "GAAP", such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made or such financial statements or documents are prepared or required to be prepared in accordance with generally accepted accounting principles.

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1.3	Actions on Non-Business Days.

If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action will be considered to have been made or taken in compliance with this Agreement if performed on the next succeeding Business Day.

1.4	Currency and Payment Obligations.

All dollar amounts referred to in this Agreement are stated in Canadian dollars and any payment contemplated by this Agreement will be made by cash, certified cheque, wire transfer or any other method that provides immediately available funds.

1.5	Calculation of Time.

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Halifax time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period will be deemed to expire at 5:00 p.m. Halifax time on the next succeeding Business Day.

1.6	Additional Rules of Interpretation.

(a)	Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(b)	Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(c)	Section References. Unless the context requires otherwise, references in this Agreement to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits of this Agreement.

(d)	Words of Inclusion. The words following “include”, “includes” or “including” will not be considered to set forth an exhaustive list.

(e)	References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions will be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(f)	Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder and all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision will be read as referring to such amended, re-enacted, consolidated or replaced provision.

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(g)	Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(h)	Ordinary Course. The term “ordinary course”, when used in relation to the conduct by the Purchased Entities of the Purchased Entities Business or the conduct of business by any other Person, means any transaction which constitutes an ordinary day-to-day business activity, conducted in a commercially reasonable and businesslike manner, and consistent with past practice.

(i)	Threatened. Whenever in this Agreement reference is made to a Claim or other matter that is “threatened” it will mean that a written demand has been made.

(j)	Knowledge. Any and all references herein to the knowledge of the Vendors will mean the actual knowledge of the Vendors after reasonable inquiry with Mr. Stephen Stohn and the other directors, officers or employees of the Purchased Entities who would reasonably be expected to have knowledge as to the subject matter in question.

1.7	Schedules.

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

(a)	Schedule 1.1(p) – Closing Date Excess Cash

(b)	Schedule 1.1 (ii) – Financial Statements

(c)	Schedule 1.1 (yy) – Lock Up Agreement

(d)	Schedule 1.1 (ccc) – Owned Premises

(e)	Schedule 1.1 (eee)(vii) – Permitted Liens

(f)	Schedule 1.1 (jjj)– Pre-Closing Transactions

(g)	Schedule 1.1 (mmm) – Production Budget

(h)	Schedule 1.1 (eee) – Royalty Agreement

(i)	Schedule 2.2 – Purchase Price Allocation

(j)	Schedule 4.1(g) – Organization of Purchased Entities

(k)	Schedule 4.1(j) – Thunderbird Shares

(l)	Schedule 4.1 (r) – Purchased Entities Material Contracts

(m)	Schedule 4.1(t)(i) – Owned Intellectual Property Except Copyright

(n)	Schedule 4.1(t)(i)(A) – Intellectual Property No Challenge

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(p)	Schedule 4.1 (t)(ii) – Limits on Intellectual Property Ownership

(q)	Schedule 4.1 (t)(v) – Licensed Intellectual Property

(r)	Schedule 4.1(t)(vii) –Intellectual Property Violations

(s)	Schedule 4.1 (u) – Licences and Compliance with Applicable Law

(t)	Schedule 4.1 (v) – Banking Information

(u)	Schedule 4.1 (x) – Conflicting Agreements

(v)	Schedule 4.1 (y) – Claims

(w)	Schedule 4.1 (ee)(ii) – Changes, Modifications or Alterations to the Owned Premises

(x)	Schedule 4.1 (ee)(v) – Outstanding Work Orders

(y)	Schedule 4.1 (hh) – Employment Matters

(z)	Schedule 4.1 (hh)(x) – Employees

(aa)	Schedule 4.1 (ii)(i) – Benefit Plans

(bb)	Schedule 4.1 (jj) – Transactions with Affiliates

(cc)	Schedule 4.1 (ll)(i) – Taxes

ARTICLE 2

PURCHASE OF PURCHASED SHARES AND SHAREHOLDER LOAN

2.1	Purchase and Sale.

On and subject to the terms and conditions of this Agreement, at the Closing the Vendors will sell, and the Purchaser will purchase from the Vendors, the Purchased Shares and the Shareholder Loan free and clear of all Liens.

2.2	Purchase Price and Allocation.

The Purchase Price will be an amount equal to the aggregate of $27,000,000 and the Closing Date Excess Cash. The Purchase Price will be allocated amongst the Purchased Shares and the Shareholder Loan as set out in Schedule 2.2.

2.3	Payment of Purchase Price.

The Purchaser will pay and satisfy the Purchase Price, as adjusted, as follows:

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(a)	by delivering to the Vendors evidence of the registration of [REDACTED][4] Consideration Shares in the name of Schuyler and [REDACTED][4] Consideration Shares in the name of EGHI; and

(b)	the balance of the Purchase Price payable to the Vendors as applicable, on Closing by way of wire transfer or solicitor’s trust cheque.

2.4	Tax Election

The Purchaser will, at the request of the Vendors, jointly elect with each Vendor under subsection 85(1) of the Tax Act with respect to the sale of the Purchased Shares. Such election will be prepared by the Vendors and filed by each Vendor and the Purchaser in the form and manner and within the time prescribed by the Tax Act and the regulations thereunder, such elections to be satisfactory to the Vendors and the Purchaser. The agreed amount for the purposes of paragraph 85(1)(a) of the Tax Act in respect of each such property will be such amount as is determined by the applicable Vendor within the limits prescribed in the Tax Act.

2.5	Stated Capital

The Purchaser will add an amount equal to the agreed amount to its stated capital account in respect of the Consideration Shares to be issued by the Purchaser pursuant to section 2.3.

2.6	Closing Date.

Subject to the terms and conditions set forth in this Agreement, the Closing will take place at the Closing Time on April 3, 2014 (the “Closing Date”).

2.7	Guarantee

Schuyler hereby unconditionally and irrevocably guarantees the due and punctual performance by EGHI of its obligations, including payment of all liabilities, present and future, direct or indirect, absolute or contingent, at any time owing by EGHI to the Purchaser under this Agreement, as the same may be amended, changed, replaced, settled, compromised or otherwise modified from time to time, and irrespective of any bankruptcy, insolvency, dissolution, winding-up, termination of the existence of or other matter whatsoever respecting EGHI or the Purchaser or any successor or any other event or circumstance involving the Purchaser or EGHI that would otherwise limit the obligations of the guarantor under this guarantee and including, without limitation, the unconditional and irrevocable guarantee of the payment of all indemnification claims for which EGHI is liable to the Purchaser pursuant to this Agreement. The Purchaser is not bound or obligated to exhaust all remedies against EGHI prior to proceeding against Schuyler under this guarantee. In no event will the liability of Schuyler to the Purchaser on behalf of EGHI hereunder be greater than that of EGHI to the Purchaser hereunder.

[4]	Redacted portions contain commercially sensitive information (specific allocation of shares issued to each Vendor).

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ARTICLE 3

PURCHASE PRICE ADJUSTMENTS

3.1	Closing Date Balance Sheet.

Within 60 days following the Closing Date, the Purchaser will submit to the Vendors a Closing Date Balance Sheet. Within 15 days after receipt of the Closing Date Balance Sheet the Vendors will advise the Purchaser in writing that the Vendors either (i) agree with the Closing Date Balance Sheet or (ii) do not agree with the Closing Date Balance Sheet, in which event the Vendors will set forth in reasonable detail the basis for such disagreement. The Vendors will have access to the books and records of the Purchased Companies for the purposes of assisting in its review of the Closing Date Balance Sheet. In the event of a disagreement, the Purchaser and the Vendors agree to use their respective best efforts to resolve any disagreements with respect to the Closing Date Balance Sheet; provided, however, that if the Purchaser and the Vendors fail to reach agreement on the Closing Date Balance Sheet within 10 days after the date such dispute arose, then such disagreement with the disputed items will be resolved by a single accountant who will be an audit partner of a mutually acceptable national independent accounting firm (the “Independent Auditor”). The Independent Auditor will make his determination within 2 weeks of his engagement. The fees and expenses relating to the Independent Auditor’s determination will be borne by the Party losing the majority of the amount at issue in the arbitration. The decision of the Independent Auditor will be final and binding upon the Purchaser and the Vendors. The parties expressly provide that this determination is not an arbitration and therefore will not be governed by any arbitration laws. The “Closing Date Balance Sheet Determination Date” is the date that either the Vendors agree with the Closing Date Balance Sheet or that the Independent Auditor makes his decision.

3.2	Payment of Closing Date Excess Cash.

The Vendors and the Purchaser hereby agree that if the Closing Date Excess Cash as of the close of business on the day immediately prior to the Closing Date, as reflected in the Closing Date Balance Sheet or in the decision of the Independent Auditor pursuant to Section 3.1 as the case may be, is greater than $0, the Purchased Share Price will be increased by the amount of such excess and the Purchaser will pay the Closing Date Excess Cash plus accrued interest to EGHI by way of wire transfer or solicitor's cheque within 5 days of the Closing Date Balance Sheet Determination Date.

The Vendors and the Purchaser hereby agree that if the Closing Date Excess Cash as of the close of business on the day immediately prior to the Closing Date, as reflected in the Closing Date Balance Sheet or in the decision of the Independent Auditor pursuant to Section 3.1, as the case may be, is less than $0, the Purchased Share Price will be reduced by the amount of such deficiency and the Vendors will pay an amount equal to the Closing Date Excess Cash deficiency plus accrued interest to the Purchaser by way of wire transfer or solicitor's cheque within 5 days of the Closing Date Balance Sheet Determination Date.

Any payment due pursuant to this Section 3.2 shall bear interest at a rate of 2% per annum from the Closing Date.

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ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Vendors.

As a material inducement to the Purchaser entering into this Agreement and completing the Transaction and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendors set out in this Section 4.1. EGHI, with respect to itself, the EGHI Subsidiaries and ESPI and Schuyler, with respect to herself, Studios, the EGHI Subsidiaries and ESPI, on a joint and several basis, represent, warrant and covenant:

(a)	Organization and Good Standing. EGHI is a corporation duly incorporated, organized and subsisting under the laws of the Province of Ontario with the corporate power to own its assets and to carry on its business and has made all necessary filings under all Applicable Laws.

(b)	Power of the Vendors. EGHI has the power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments. EGHI is qualified to own and dispose of the shares of the EGHI Subsidiaries to the Purchaser. Schuyler has attained the age of majority and is legally competent to execute and deliver this Agreement and all other agreements and instruments to be executed by her as contemplated herein and to perform her obligations hereunder and under all such other agreements and instruments.

(c)	Solvency, etc. EGHI has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its property or assets, had an execution or distress become enforceable or become levied upon any of its property or assets or had any insolvency or receivership proceedings instituted against it which have not been cured or remedied. Neither of the Vendors are an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and neither will become an insolvent person as a result of the transactions contemplated hereby.

(d)	Due Execution and Enforceability. This Agreement has been duly executed and delivered by Schuyler and EGHI and constitutes a legal, valid and binding obligation enforceable against each of the Vendors in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting enforcement of creditor’s rights generally.

(e)	No Violation. The execution and delivery by the Vendors of this Agreement and the performance by any of the Vendors of its obligations hereunder, will not result in a violation or breach of any provision of:

(i)	the Constating Documents of EGHI;

(ii)	any Applicable Laws, regulation, order, judgment or in respect of which the Vendors must comply; or

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(iii)	any Contract to which any of the Vendors is party or by which any of the Vendors is bound or affected.

(f)	Ownership of Shares. Schuyler is the registered and beneficial holder of all of the issued and outstanding shares of Studios, free and clear of all Liens. EGHI is the registered and beneficial owner of all the issued and outstanding shares of the EGHI Subsidiaries, free and clear of all Liens. Pictures is the registered and beneficial owner of all the issued and outstanding shares of ESPI, free and clear of all Liens. No Person other than the Purchaser has, or has or will have at the Closing Time, any right capable of becoming, any agreement, option, right or privilege for the purchase or other acquisition from the Vendors of the Purchased Shares or any other shares of the Purchased Entities and there are no Claims in progress, pending or to the knowledge of the Vendors, threatened against or affecting the title of the Vendors to the Purchased Shares at law or in equity. There are no restrictions of any kind on the transfer of the Purchased Shares other than in accordance with the Constating Documents. The Purchased Shares have been validly issued in compliance with Applicable Law and are fully paid and non-assessable.

(g)	Organization of the Purchased Entities. The information set out in Schedule 4.1(g) concerning the name and jurisdiction of incorporation, the authorized, issued and outstanding shares and the directors and officers of each of the Purchased Entities is true and complete. Each of the Purchased Entities has been incorporated or organized and is validly existing under the laws of its jurisdiction of incorporation. There are no shareholders’ agreements governing the affairs of the Purchased Entities or the relationship, rights and duties of their respective shareholders, nor are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any shares of the Purchased Entities. There are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any Person to purchase or otherwise acquire any shares or other securities of the Purchased Entities including, without limitation, any securities convertible into or exchangeable or exercisable for shares or other securities of the Purchased Entities. Except as set out in Schedule 4.1(g) (A), no other Person has a direct or indirect equity interest or voting rights in the Purchased Entities and none of the Purchased Entities own any shares or securities of another entity.

(h)	Qualification to do Business. The Purchased Entities are registered, licensed or otherwise qualified to do business under the laws of the jurisdiction in which it is incorporated and neither the character nor the location of the properties and assets owned by the Purchased Entities nor the nature of the business conducted by it requires registration, licensing or other qualification under the laws of any other jurisdiction. The Purchased Entities have all necessary corporate power, authority, and capacity to carry on the Purchased Entities Business and to own or lease and operate its respective property and assets as now carried on and owned or leased and operated.

(i)	Books and Records. The minute books and corporate records of each of the Purchased Entities are true and correct in all material respects and contain complete copies of its charter documents, its by-laws, all written resolutions of its directors and shareholders and all other material documentation and information directors and shareholders and all other material documentation and information that is appropriate to be reflected therein, and all material actions of the Purchased Entities’ directors and shareholders that are required to be reflected therein are recorded therein. Each share certificate book, register of shareholders, register of transfers and register of directors and officers of the Purchased Entities has been provided to or made available to the Purchaser and is complete and accurate in all material respects.

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(j)	[REDACTED][5]

(k)	Bankruptcy and Insolvency. None of the Purchased Entities is an insolvent person within the meaning of Bankruptcy and Insolvency Act (Canada) and none of the Purchased Entities has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. None of the Purchased Entities has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Purchased Entities I or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets. No pending or proposed act or proceeding has been taken or authorized by or against the Purchased Entities with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Purchased Entities nor to the knowledge of the Vendors have any such proceedings been authorized by any other Person.

(l)	Financial Statements. The Financial Statements have been prepared in accordance with GAAP. The Financial Statements fairly present in all material respects the consolidated financial position and results of operations and cashflows of the Purchased Companies, respectively, as of their respective dates and for the periods indicated.

(m)	Affiliate Liabilities. At the Closing Time, none of the Purchased Entities will have any Indebtedness or obligations to any of their Affiliates (other than the Shareholder Loan). At the Closing Time, none of the Purchased Entities will have any obligations relating to any guarantees of any of their Affiliates.

(n)	Liabilities. To the knowledge of the Vendors, none of the Purchased Entities have any liabilities or obligations required by GAAP to be disclosed in the Financial Statements nor any contingent liabilities of the type required by GAAP, as the case may be, to be disclosed in the footnotes to the Financial Statements except for liabilities and obligations disclosed, reflected or provided for in full in the Financial Statements and liabilities incurred in the ordinary course of business since the date of the Financial Statements. As at the Closing Time, the only Indebtedness of the EGHI Subsidiaries and ESPI will relate to Permitted Production Financing and Studios will have no Indebtedness.

[5]	Redacted portion contains commercially sensitive information (specific representation relating to Thunderbird Shares).

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(o)	Accuracy of Records. All material financial transactions of the Purchased Entities have been accurately recorded in the Financial Records in accordance with sound business and financial practice and the Financial Records fairly reflect, in all material respects, the basis for the financial condition and affairs of the Purchased Companies for the periods noted therein.

(p)	Title to Assets. The Purchased Entities have good, valid and marketable title to all of the respective tangible assets reflected on the balance sheet forming part of the Financial Statements (except for those assets that have been sold in the ordinary course of business), free and clear of any and all Liens, except for Permitted Liens and except for Leased Properties and assets used pursuant to leases. The tangible assets owned and leased by the Purchased Entities are and at the Closing Time will be sufficient to permit the Purchaser to continue to conduct the Purchased Entities Business immediately following Closing as conducted as of the date hereof. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Purchased Entities of any of its tangible property or tangible assets out of the ordinary course of business.

(q)	Privacy Laws. To the knowledge of the Vendors, each of the Purchased Entities have complied at all times and in all material respects with all applicable Privacy Laws governing Personal Information owned, possessed or used by the Purchased Entities.

(r)	Material Contracts. Schedule 4.1(r) lists all Purchased Entities Material Contracts (other than any contracts with ACTRA Performers' Rights Society and the Directors' Guild and any other similar union or collective bargaining organization in respect of media productions). None of the Purchased Entities is in default under any Purchased Entities Material Contract in any material respect and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Purchased Entities Material Contract in any material respect by Purchased Entities or to the knowledge of the Vendors any other party to the Purchased Entities Material Contract. Except as set out in Schedule 4.1(r), each Purchased Entities Material Contract is in full force and effect, unamended, and the Purchased Entities are entitled to the full benefit and advantage of each Purchased Entities Material Contract in accordance with its terms. None of the Purchased Entities have received notice of termination of any of the Purchased Entities Material Contracts and to the best of the knowledge of the Vendors, no such notice is imminent. Except as set out in Schedule 4.1(r), no consent is required nor is any notice required to be given under any Purchased Entities Material Contract by the Purchased Entities in connection with the completion of the Transaction, nor will the completion of the Transaction afford any party to any of the Purchased Entities Material Contracts the right to terminate any other Purchased Entities Material Contract. The Vendors have made available to the Purchaser true and complete copies of all Purchased Entities Material Contracts. Other than the Premises Leases, Studios is not a party to any Contracts.

(s)	Receivables. All Receivables reflected in the Financial Statements are bona fide, and subject to a reasonable allowance for doubtful accounts, are collectible in full, have been properly reflected in the Financial Statements in accordance with GAAP. None of the Receivables is due from an Affiliate of the Purchased Companies.

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(t)	Intellectual Property.

(i)	With the exception of copyright, Schedule 4.1(t)(i) contains an accurate and complete list in material respects of all Purchased Entities Owned Intellectual Property, that has been applied for or registered, indicating where applicable that it has been registered, or for which applications for registration have been filed in any jurisdiction (including, without limitation, all trade-mark registrations and domain name registrations). All such registrations and applications for registration are valid and subsisting to the knowledge of the Vendors, and are in good administrative standing and are recorded, maintained and renewed in the name of the Purchased Companies, as applicable, to preserve the rights thereof and thereto. To the Vendors’ knowledge, except as set forth in Schedule 4.1(t)(i)(A), in the past seven (7) years no Person has challenged, post-grant, the validity or ownership of any such registrations, nor in the past seven (7) years, have any court action or legal proceedings (other than administrative proceedings before government intellectual property offices, now resolved with such offices) been taken or are pending to challenge rights to, suspend, cancel or disable any such registrations or the ownership thereof.

(i.1) Schedule 4.1(t)(i.1) contains an accurate and complete list in all material respects of copyright registrations owned by the Purchased Entities, and unregistered copyright works that are owned by the Purchased Entities and that relate to film, television and audiovisual productions in development, production or distribution by or on behalf of the Purchased Entities. All such copyright registrations and the copyright in respect of such unregistered copyright works are valid and subsisting. Such registrations are in good administrative standing and are recorded, maintained and renewed in the name of the Purchased Companies, as applicable, to preserve the rights thereof and thereto. To the Vendors’ knowledge, except as set forth in Schedule 4.1(t)(i)(A), in the past seven (7) years no Person other than associated with a government intellectual property office (now resolved with any such office) has challenged the validity or ownership of such copyright registrations or copyright in respect of such unregistered copyrighted works, nor in the past seven (7) years, have any court action or legal proceedings (other than administrative proceedings before government intellectual property offices, now resolved with such offices) been taken or are pending to challenge rights to, suspend, cancel or disable such copyright registrations or copyright in such unregistered copyright works or any ownership thereof.

(ii)	Except as disclosed in Schedules 4.1(t)(i), 4.1(t)(i.1) and 4.1(t)(ii), 4.1(t)(i.1) the Purchased Entities own the Purchased Entities Owned Intellectual Property in the U.S. and Canada and, to the knowledge of the Vendors, elsewhere than in the U.S. and Canada, free and clear of any Liens (other than Permitted Liens and other than any licenses (as disclosed at Schedules 4.1(t)(i), 4.1(t)(i.1) and 4.1(t)(ii) granted in the ordinary course of business to broadcasters, licensees and distributors in connection with productions). Except as disclosed at Schedules 4.1(t)(i), 4.1(t)(i.1) and 4.1(t)(ii), the Purchased Entities are exclusively entitled to use and exploit the copyright works listed in Schedule 4.1(t)(i.1) worldwide in all media (except theatrical rights for music, and subject to buyouts or negotiations for theatrical rights as may be required under applicable guild and union terms) and for the term of copyright recognized at law of each respective copyright work without payment of any royalty or other fees.

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(iii)	The Purchased Entities have employed commercially reasonable measures to identify and protect the security and integrity of the Purchased Entities Owned Intellectual Property. All Purchased Entities Intellectual Property created or developed by or on behalf of the Purchased Entities was created or developed by an employee in the course of his or her employment with the Purchased Entities without any reservation of rights in favour of the employee, or by contractors or consultants under the provisions of written agreements that grant a Purchased Entity all rights (including without limitation copyright) to material prepared under such agreements necessary for the exploitation of copyright in all media worldwide for the term of copyright recognized at law of each respective copyright work, with the exception of moral rights, and for other Intellectual Property in the manner and to the extent to which currently exploited in the business of the Purchased Entities. Except as disclosed in Schedule 4.1(t)(1)(A) and for those jurisdictions where moral rights are applicable, all such employees and contractors, to the fullest extent legally permitted, have waived their moral rights in such material in favour of a Purchased Entity.

(iv)	There are no Claims in writing received by the Purchased Entities in the past seven (7) years and relating to the Purchased Entities Intellectual Property which are currently outstanding or, to the knowledge of the Vendor, threatened, except as disclosed in Schedule 4.1(t)(i)(A).

(v)	Schedule 4.1(t)(v) contains an accurate and complete list in all material respects of all Purchased Entities Licensed Intellectual Property which are limited term licenses to content (other than solely under applicable guild or union terms), where the licensor has discretion not to renew, and the expiry of which could materially limit the ability to exploit any of the works of the Purchased Entities known as The LA Complex, Degrassi (including all versions of the Degrassi franchise including without limitation Degrassi, Degrassi High, Degrassi Junior High, Degrassi The Next Generation, Degrassi Takes Manhattan, Degrassi Goes Hollywood, The Kids of Degrassi Street, Degrassi: Minis, Jay and Silent Bob Do Degrassi, Degrassi: On the Set, Degrassi Spring Break Movie, Degrassi High: School’s Out, Degrassi Talks, Degrassi Unscripted, Degrassi Reunion Special, and Ida Makes a Movie (collectively the "Degrassi Franchise")) and Precious Blood. All Contracts in respect of the Purchased Entities Licensed Intellectual Property are in full force and effect and none of the Purchased Entities or, to the Vendors’ knowledge, any of its licensors is in material default of its material obligations thereunder.

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(vi)	To the Vendors’ knowledge, none of: (i) the Purchased Entities’ past or current use of the Purchased Entities Owned Intellectual Property that does not pertain to works of copyright or other rights in copyright; or (ii) the conduct of the Purchased Entities Business as currently conducted; or (iii) the entering into or performance of this Agreement, has violated or infringed upon, or is violating or infringing upon, the Intellectual Property rights of any other Person (including, without limitation, any licensor) in any material respect. In respect of works of copyright or other rights in copyright, the Purchased Entities past or current use of the Purchased Entities Owned Intellectual Property has not violated or infringed upon or is violating or infringing upon the Intellectual Property rights of any other Person (including, without limitation, any licensor) in any material respect.

(vii)	To the Vendors’ knowledge, except as set forth in Schedule 4.1(t)(i)(A), no other Person is violating or infringing upon, or has violated or infringed upon the Intellectual Property rights of the Purchased Entities in any material respect, nor do the Vendors have knowledge of any facts that would reasonably be expected to form the basis for a claim of such an infringement.

(viii)	To the knowledge of the Vendors , the Purchased Entities Intellectual Property and the rights of the Purchased Entities thereto are sufficient to carry on the Purchased Entities Business as it is currently being operated in all material respects. The Purchased Entities have not granted any rights or licences to the whole or any part of Purchased Entities Intellectual Property that would conflict with the Purchased Entities’ ability to operate all aspects of the Purchased Entities Business as it is currently being operated.

(ix)	Schuyler is the sole creator of the Degrassi Franchise.

(x)	[REDACTED][6]:

A.	[REDACTED][6]

B.	[REDACTED][6]

C.	[REDACTED][6]

D.	[REDACTED][6]

[6]	Redacted portions consist of commercially sensitive information (specific representation regarding intellectual property rights of identifiable third party).

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(xi)	Studios does not own or license to third parties any Intellectual Property that is materially relevant to the business of the Purchased Entities as it is currently conducted.

(xii)	[REDACTED][7]

(xiii)	[REDACTED][7]

(xiv)	Any Liens on the Purchased Entities Owned Intellectual Property listed in Schedule 4.1(t)(ii), except for

(A)	Registration number 45248 on the work LIBERTY STREET registered at the Canadian Intellectual Property Office;

(B)	Document number V3566D064 of a Short Form License Agreement recorded at the U.S. Copyright Office;

(C)	Document number V3565D379 of a Copyright security agreement recorded at the U.S. Copyright Office;

(D)	Document number V3565D655 of a Copyright security agreement recorded at the U.S. Copyright Office; and

(E)	Document number V3564D601 of a Supplement no. 1 to the trademark security agreement dated as of November 9, 2007 recorded at the U.S. copyright office,

are Permitted Liens as defined herein.

(u)	Licences and Compliance with Applicable Law. Except as set out in Schedule 4.1 (u), the Purchased Entities do not have any Licences and no Licences are required for the operation of the Purchased Entities Business. Except as set forth in Schedule 4.1 (u), to the knowledge of the Vendors, the Purchased Entities have complied with and are not in violation of any Applicable Laws in any material respect.

(v)	Banking Information. Schedule 4.1 (v) sets forth the name and location (including municipal address) of each bank, trust company or other institution in which the Purchased Entities has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto and the name of each Person holding a power of attorney from the Purchased Entities.

[7]	Redacted portions consist of commercially sensitive information (specific representation regarding intellectual property rights of identifiable third party).

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(w)	Regulatory Approvals. No Regulatory Approval is required to be obtained or made by any of the Purchased Entities in connection with the execution and delivery of, and performance by the Vendors of the Vendors’ obligations under this Agreement.

(x)	Absence of Conflicting Agreements. Except as set forth in Schedule 4.1 (x), the execution, delivery and performance of this Agreement by the Vendors and the completion of the Transaction do not and will not result in or constitute any of the following:

(i)	a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Purchased Entities;

(ii)	an event which, pursuant to the terms of any Purchased Entities Material Contract or Licence, would cause any right or interest of the Purchased Entities to come to an end or be amended in any way that is detrimental to the Purchased Entities Business or entitle any other Person to terminate or amend any such right or interest or relieve any other Person of its obligations thereunder;

(iii)	the creation or imposition of any Lien on any property or asset of the Purchased Entities; or

(iv)	the violation of any Applicable Law to the extent that such violation could not be reasonably expected to limit in any manner the operation of the Purchased Entities Business as they are presently conducted.

(y)	Claims. Except as set forth and described in Schedule 4.1 (y) there is no Claim in progress, pending or threatened against or materially affecting the Purchased Entities or the Purchased Entities Business or any of their respective property or tangible assets or title thereto, nor to the Vendors’ knowledge is there any factual or legal basis on which any such Claim could reasonably be expected to be commenced. Except as set forth and described in Schedule 4.1 (y) there is no Order outstanding against or affecting the Purchased Entities or any of their property or assets.

(z)	Environmental. None of the Purchased Entities:

(i)	has conducted or authorized the generation, handling, transportation, storage, treatment, releasing or disposal of any Hazardous Substances on any part of the Business Premises, otherwise than in accordance with all Applicable Laws;

(ii)	to the Vendors’ knowledge, has allowed the migration of any Hazardous Substances from the Business Premises onto any neighbouring lands, otherwise than in accordance with Applicable Laws;

(iii)	is aware of any pending or threatened litigation or proceedings before any court or any administrative agency in which any person or entity alleges the presence, release, threat of release or placement of Hazardous Substances on or in any part of the Business Premises, otherwise than in accordance with all Applicable Laws; and

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(iv)	has received any communication or entered into any agreement with any governmental or quasi-governmental authority or agency (federal, provincial, municipal or local) or any other person or entity, including, without limitation, any prior owners of the Business Premises, relating in any way to the presence, release, threat of release or placement of Hazardous Substances on or in any parcel of real estate, otherwise than in accordance with all applicable laws, or the generation, transportation, storage, treatment or disposal of any Hazardous Substances at any location on the Business Premises, otherwise than in accordance with all applicable laws.

(aa)	Petroleum Storage. To the knowledge of the Vendors, there are no underground storage tanks on the Business Premises.

(bb)	Hazardous Substances. To the knowledge of the Vendors, the Business Premises do not contain any Hazardous Substances otherwise than in accordance with Applicable Law.

(cc)	Real Property. Neither the EGHI Subsidiaries nor ESPI own any Real Property. Studios owns no Real Property other than the Owned Premises.

(dd)	Leased Premises. Other than the Leased Premises leased by Studios (of which Pictures is a guarantor), none of the Purchased Entities are a party to any lease or agreement for the use or rental of Real Property.

(ee)	Owned Premises. With respect to the Owned Premises:

(i)	to the best of the Vendors’ knowledge, the buildings (the “Buildings”) on the Owned Premises have been maintained and will continue until the Closing to be maintained, in good condition and repair, subject to normal wear and tear, in the same manner as would a prudent owner;

(ii)	to the best of the Vendors’ knowledge, the facilities for water, power and utilities presently installed in or about the Owned Premises are adequate for the Business, such facilities are in good and useable condition, subject to normal wear and tear. Except as disclosed in Schedule 4.1 (ee)(ii), no orders, requests, demands or other communications have been received by the Purchased Entities, or by anyone on behalf of the Purchased Entities from any governmental authority, requiring any changes, modifications or alterations to the Owned Premises and the facilities thereon;

(iii)	to the best of the Vendors’ knowledge, without due enquiry, there is full ingress and egress for pedestrians and vehicles to and from the Owned Premises and the public roads and highways abutting or adjacent to the Owned Premises;

(iv)	to the best of the Vendors’ knowledge, the Owned Premises are properly zoned for the Purchased Entities Business;

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(v)	to the best of the Vendors’ knowledge, except as disclosed in Schedule 4.1(ee)(v), there is no outstanding work order or other requirement relating to the Owned Premises by any governmental, provincial or municipal authority, department or agency which will not have been completed by the Closing Date;

(vi)	to the best of the Vendors’ knowledge, Studios has not received notice of any threatened or pending condemnation or expropriation of any part of the Owned Premises;

(vii)	to the best of the Vendors’ knowledge, the Buildings have never been insulated with a urea-formaldehyde foam type of insulation.

(ff)	No Other Agreements. No person, firm or corporation has any agreement or right capable of becoming an agreement for the purchase of any portion of the Owned Premises other than for this Agreement.

(gg)	Insurance. The Purchased Entities have the Owned Premises and Leased Premises (as to their respective interests, if applicable) and all of the assets owned and used in the Purchased Entities Business insured against loss or damage by all insurable hazards or risks to the full insurable value and carries liability insurance to reasonable limits and all such insurance coverage will be continued in full force and effect to and including the Closing Date.

(hh)	Employment Matters. Except as set forth on Schedule 4.1(hh):

(i)	none of the Purchased Entities is a party to or bound by any written Contracts with Employees, agents or independent contractors which are not terminable on the giving of reasonable notice in accordance with Applicable Law or any oral Contracts of employment entered into with any Employees other than contracts of indefinite hire terminable in accordance with Applicable Law and on reasonable notice;

(ii)	to the Vendors’ knowledge, there are no pending, threatened, strike or material grievance, claim of unfair labour practices, or other collective bargaining disputes involving Employees;

(iii)	none of the Purchased Entities has committed any material unfair labour practice during the past two years;

(iv)	to the Vendor’s knowledge, no organizational effort is presently being made or to the Vendors’ knowledge, threatened by or on behalf of any labour union with respect to employees of the Purchased Entities;

(v)	none of the Purchased Entities is a party to or bound by, either directly or by operation of Applicable Law, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees or independent contractors;

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(vi)	none of the Purchased Entities has paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person, other than any amounts that would be payable, in the ordinary course of business as a result of completion of the Transaction;

(vii)	each of the Purchased Entities is in compliance with all Applicable Law in all material respects respecting applicable tax, health, labour and employment;

(viii)	there are no outstanding inspection or other orders made under occupational health and safety or workers’ compensation laws relating to the Purchased Entities or the Purchased Entities Business. To the Vendor’s knowledge, there are no pending or threatened charges, assessments or complaints against the Purchased Entities under occupational health and safety or workers’ compensation laws relating to the Purchased Entities Business. There have been no fatal or critical accidents which have occurred in the course of the operation of the Purchased Entities Business which would reasonably be expected to lead to charges, assessments or complaints under the occupational health and safety or workers’ compensation laws. Each of the Purchased Entities have complied in all material respects with any Orders issued under occupational health and safety or workers’ compensation laws. None of the Purchased Entities have an account with any workers compensation board and are not required to be registered with any workers compensation board pursuant to Applicable Laws.

(ix)	Studios does not have, and has not ever had, any Employees;

(x)	Schedule 4.1(hh)(xx) contains a complete list of all Employees, their total compensation, rate of salary or hourly pay, vacation and benefits entitlements, duration of employment, job title, the entity that employs such employee and a list of all Employees on leave, the reason for leave and the expected date of return; and

(xi)	all salaries, wages, commissions and other compensation now owing or which will become owing prior to the Closing Date, for or in respect of the Employees have been or will be paid or will be accrued and provided for in the Closing Date Balance Sheet. There has been no increase promised to the Employees in the level or rates of wages, salaries, commissions, bonuses and other compensation for any of the Employees except in the ordinary course of business. All amounts due or accrued due for vacation pay and sick time have either been paid or are properly reflected in the Books and Records and Financial Statements.

(ii)	Benefit Plans.

(i)	Other than the Benefit Plans set forth on Schedule 4.1(ii)(i), the Purchased Entities are not parties to any material Benefit Plans.

(ii)	Except to the extent an exemption exists, all contributions, premiums and benefit payments under or in connection with the Benefit Plans that are required to have been made as of the date hereof have been timely made or paid, including in compliance with all Applicable Laws and the terms of the Benefit Plans.

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(iii)	Each Benefit Plan is, and has been, established, registered, qualified, administered, funded, and invested, in compliance with the terms of such Benefit Plan including the terms of any documents in respect of, such Benefit Plan, all Applicable Laws, and any agreements, written or oral between any of the Purchased Entities and any other party, as applicable.

(jj)	Transactions with Affiliates. Except as set forth in Schedule 4.1(jj) and other than (i) any advances, loans, guarantees, liabilities or other obligations provided by EGHI solely to the EGHI Subsidiaries which are recorded on its Books and Records or (ii) pursuant to employment or consulting agreements entered into in the ordinary course on arm’s length terms as described in Schedule 4.1(hh), none of the Purchased Entities are liable in respect of advances, loans, guarantees, liabilities or other obligations to or on behalf of any Vendors, officer, director, Employee or Affiliate of the Purchased Entities or any other Person with whom the Purchased Entities do not deal at arm’s length. There are no intercompany services provided to the Purchased Entities by the Vendors or by any Affiliate of the Vendors.

(kk)	Taxes.

(i)	Except as set out in Schedule 4.1(kk)(i):

(A)	each of the Purchased Entities has filed all Tax Returns on a timely basis, including any elections, treaty clearances and designations required by or referred to in any such Tax Return, which were required to be filed by it with any Taxation Authority prior to the date hereof. All Tax Returns filed by each of the Purchased Entities are accurate and complete in all material respects;

(B)	each of the Purchased Entities has withheld, and will continue until the Closing Date to withhold, any Taxes that are required by Applicable Law to be withheld and has timely paid or remitted, and will continue until the Closing Date to pay and remit, on a timely basis, the full amount of any Taxes that have been or will be withheld, to the applicable taxation authority;

(C)	each of the Purchased Entities has paid and will continue until the Closing Date to pay all Taxes, including any amount due on or before the Closing Date, including instalments or prepayments of Taxes, which are required to have been paid to any taxation authority pursuant to Applicable Law, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any taxation authority. Each of the Purchased Entities has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of its business. Other than Taxes provided for in the Closing Date Balance Sheet or incurred in the usual and ordinary course of business since the Closing Date Balance Sheet Determination Date, each of the Purchased Entities has no liability or obligation in respect of any Taxes for any Taxable periods ending on or before the Closing Date, and where no Taxable period ends or is deemed to end on or immediately prior to the Closing Date, no liability or obligation for Taxes in respect of any time or event prior to the Closing Date. There are no liens, charges, encumbrances or any rights of others on any of the assets of each of the Purchased Entities that arose in connection with any failure (or alleged failure) to pay any Tax when due;

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(D)	the Income Tax liability of each of the Purchased Entities has been assessed by the relevant taxation authority in respect of the Taxation years of each of the Purchased Entities ending before the date hereof and none of the Purchased Entities has agreed to extend the statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(E)	each of the Purchased Entities has no outstanding assessments or reassessments for Taxes, and the Vendor has no knowledge of any threatened or potential assessment or reassessment or other proceedings, negotiations or investigations in respect of Taxes, against each of the Purchased Entities;

(F)	each of the Purchased Entities is not a party to any agreement, waiver or arrangement with any taxation authority that relates to any extension of time with respect to the filing of any Income Tax Return, any payment of Taxes or any assessment;

(G)	no facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 79 to 80.04 of the Tax Act to the Purchased Entities;

(H)	each of the Purchased Entities is not subject to liability for Taxes of any other person. Each of the Purchased Entities has not acquired property from any person in circumstances where the Purchased Entities did or could become liable for any Taxes of such Person. The value of the consideration paid or received by the Purchased Entities for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Purchased Entities was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided. Each of the Purchased Entities has not entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of Income Taxes owing by such person;

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(I)	each of the Purchased Entities has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any taxation authority outside Canada. No Claim has ever been made by a taxation authority in a jurisdiction where each of the Purchased Entities does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction;

(J)	each of the Purchased Entities has timely collected all sales, use and value added Taxes required to be collected by it, and the Purchased Entities have timely remitted all such Taxes required to be collected or actually collected to the appropriate Governmental Authority. The Purchased Entities have timely paid all use Taxes required to be paid by them on purchases made by it which are subject to use Tax. The Purchased Entities are each taxable persons and are each registered for the purposes of sales, use or value added Taxes, as required by Applicable Law;

(K)	each of the Purchased Entities has not claimed any reserves for purposes of the Tax Act (or analogous provincial or similar provisions) for the most recent Taxation year ending prior to the date hereof;

(L)	None of the Purchased Entities has effected a change in accounting method which would require an adjustment under Section 481 of the Internal Revenue Code of 1986, as amended (the "Code"), or, if such a change of accounting method has been effected, all required adjustments under section 481(a) of the Code have been fully recognized; and

(M)	None of the Purchased Entities has entered into a transaction which is a “reportable transaction” within the meaning of Section 6707A of the Code.

(ii)	Pictures is a Canadian-controlled private corporation as such term is defined in the Tax Act.

(ll)	No Material Adverse Change. Since May 31, 2013 there has been no Material Adverse Change.

(mm)	Absence of Certain Changes or Events. Since May 31, 2013 and other than with respect to the Pre-Closing Transactions, the Purchased Entities have carried on the Purchased Entities Business in the ordinary course, consistent with past practice and, in particular, but without limitation, has not:

(i)	amended its articles or by-laws or similar document adopted or filed in connection with its creation, formation or organization;

(ii)	directly or indirectly, declared, set aside for payment or paid any dividend or made any other payment or distribution on or in respect of any of its shares;

(iii)	redeemed, purchased, retired or otherwise acquired, directly or indirectly, any of its shares;

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(iv)	issued or sold any shares or other securities or issued, sold or granted any option, warrant or right to purchase any of its shares or other securities or issued any security convertible into its shares, granted any registration rights or otherwise made any change to its authorized or issued share capital;

(v)	disposed of or revalued any assets reflected on the balance sheet forming part of Financial Statements that are material to the operation of the Purchased Entities Business, except sales of assets in the ordinary course of business;

(vi)	changed any accounting or costing systems or methods in any material respect;

(vii)	cancelled or waived any Claim or other right with a value in excess of $25,000 individually or $100,000 in aggregate;

(viii)	mortgaged, pledged, granted a security interest in or otherwise created a Lien (except Permitted Liens) on any of its property or assets, except in the ordinary course of business and in amounts which, individually and in the aggregate are not material to the financial condition of the Purchased Entities or operation of the Purchased Entities;

(ix)	entered into, terminated, cancelled, modified or amended in any material respect or received notice or a request for termination, cancellation, modification or amendment of any Purchased Entities Material Contract;

(x)	incurred any Indebtedness other than Permitted Production Financing;

(xi)	except with respect to any guarantees granted, liabilities or obligations between the Purchased Entities, given or agreed to give or become a party to or bound by any guarantee, surety or indemnity in respect of Indebtedness or other obligations or liabilities of any other Person or become a party to any other commitment by which the Purchased Entities are, or is contingently, responsible for such indebtedness or other liability or obligation;

(xii)	purchased or otherwise acquired any interest in any securities of any other Person; or

(xiii)	made or authorized any capital expenditures in excess, individually or in the aggregate, of $50,000 or made any commitment for the purchase, construction or improvement of any capital assets in excess, individually or in the aggregate, of $50,000 except in the ordinary course of business.

(nn)	Canadian Residency. Each of Schuyler and EGHI are, and on the Closing Date will be, a resident of Canada within the meaning of the Tax Act.

(oo)	Production Budget. The current Production Budget is attached as Schedule 1.1(ooo) hereto and ESPI is substantially in compliance with such Production Budget.

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4.2	Representations and Warranties of the Purchaser.

As a material inducement to the Vendors entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Vendors are entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 4.2, the Purchaser represents and warrants to the Vendors as follows:

(a)	Incorporation and Corporate Authority of the Purchaser. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments. The Purchaser is duly continued, organized, validly existing and in good standing under laws of Canada. No act or proceeding has been taken or authorized by or against the Purchaser by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Purchaser and, to the knowledge of the Purchaser, no such proceedings have been threatened in writing by any other Person.

(b)	Authorization by Purchaser. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser and, as applicable, the Purchaser’s shareholders and beneficiaries.

(c)	Enforceability of Purchaser’s Obligations. This Agreement constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. The Purchaser is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent person as a result of the transactions contemplated hereby. To the knowledge of the Purchaser, there is no Order outstanding against or affecting the Purchaser which affects adversely or might affect adversely the ability of the Purchaser to enter into this Agreement or to perform its obligations hereunder.

(d)	Consideration Shares. Upon issuance of the Consideration Shares, the Consideration Shares will be duly authorized and be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser free and clear of any and all Liens. The Consideration Shares are being issued pursuant to an exemption from the prospectus requirements of applicable securities laws. Upon the release of the Consideration Shares from the terms of the Lock Up Agreement, there will be no restrictions on the resale of the applicable Consideration Shares other than those imposed under applicable securities laws.

(e)	No Conflict. The execution and delivery of and performance by the Purchaser of this Agreement does not and will not result in the violation of any Applicable Law.

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(f)	Securities Laws. The Purchaser is a “reporting issuer” or the equivalent in good standing under applicable Canadian securities laws and is not in default of any material requirements of any securities laws applicable in such jurisdictions. The common shares of the Purchaser are listed for trading on the TSX and the Purchaser is in compliance with the material rules and policies of the TSX. No delisting, suspension of trading in or cease trading order with respect to any of its shares is pending or, to the knowledge of the Purchaser, threatened. The documents comprising the Purchaser’s current public disclosure record did not, at the time filed with securities regulatory authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. The Purchaser has, on a timely basis, filed with the securities regulatory authorities all material forms, reports, schedules, statements and other documents required to be filed by the Purchaser and such forms, reports, schedules, statements and other documents were prepared in accordance with and complied with applicable securities laws. The Purchaser has not filed any confidential material change report which at the date hereof remains confidential.

(g)	Financial Statements. The most recently filed audited consolidated financial statements and unaudited consolidated interim financial statements of the Purchaser included in the Purchaser’s current public disclosure record fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Purchaser and its consolidated affiliates as of the dates thereof and their consolidated statement of changes in equity, income and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

(h)	Absence of Changes. Since June 30, 2013, other than the transactions contemplated in this Agreement and any press releases of the Purchaser issued since June 30, 2013, the business of the Purchaser and its Affiliates has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, affairs, condition (financial or otherwise), operations, results of operations or prospects of the Purchaser.

(i)	Litigation. As of the date hereof, there is no legal proceeding pending against, or threatened against or affecting, the Purchaser or any of its Affiliates before any Governmental Authority or other Person, that would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, affairs, condition (financial or otherwise), operations, results of operations or prospects of the Purchaser.

(j)	Tax Act. The Purchaser is a “taxable Canadian corporation” as defined in the Tax Act.

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4.3	Commissions, etc.

Each Party represents and warrants to the other Parties that such other Party will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, that Party.

4.4	No Waiver.

No investigations, inspections, surveys or tests made by or on behalf of the Purchaser or the Vendors at any time will affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by the Vendors or the Purchaser in or pursuant to this Agreement.

4.5	Survival of Representations, Warranties and Covenants.

The representations and warranties contained in ARTICLE 4 of this Agreement will survive the Closing Date as follows:

(a)	any Claim which is based upon or relates to liability for Taxes for a particular taxation year may be made or brought by the Purchaser at any time prior to the expiration of the period (if any) during which an assessment, reassessment or other form of recognized document assessing liability for Taxes, interest or penalties in respect of such taxation year under applicable tax legislation could be issued, assuming that such entity does not file any waiver or similar document extending such period as otherwise determined;

(b)	any Claim which is based upon or relates to the title to the Purchased Shares or which is based upon intentional misrepresentation or fraud by the Vendors may be made or brought by the Purchaser at any time;

(c)	any Claim which is based on or relates to copyright and moral rights may be made or brought by the Purchaser at any time to the date that is 60 months after the Closing Date;

(d)	all other representations and warranties contained in this Agreement will terminate and be of no further force or effect on the date that is 20 months after the Closing Date;

(e)	no Claim may be made for indemnification hereunder for breach of any representation or warranties after the expiration of the survival period applicable to such representation and warranty set forth above, provided that such expiration will have no effect on any claims for indemnification made prior to such expiration; and

(f)	nothing herein will limit any covenant or agreement of the Parties that, by its terms or otherwise, contemplates performance after the Closing Date, all of which covenants and agreements will survive the Closing Date.

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ARTICLE 5

ADDITIONAL COVENANTS OF THE PARTIES

5.1	Third Party Consents

From and after the Closing until the first anniversary hereof, the Purchaser may seek to obtain any consents of third parties that may be or may become required, necessary, proper or advisable to be obtained by the Vendors, the Purchaser or their respective Affiliates to consummate and make effective the transactions contemplated by this Agreement or to avoid any cancellation, termination or acceleration of any rights under, or constitute a default under any Contract (“Third Party Consent") that were not obtained prior to the Closing, and the Vendors will, and will cause its Affiliates to, upon the Purchaser’s reasonable request, reasonably cooperate with the Purchaser in connection therewith. The Parties agree that any costs and expenses payable to any third party (other than the respective Representatives of the parties) in connection with the actions contemplated by this Section 5.1 will be borne and payable equally by the Vendors, on the one hand, and the Purchaser on the other hand; provided, however, that in no event will the Vendors be required to bear or pay any portion of any such costs and expenses to the extent attributable to: (1) any expanded scope, term or costs of services under such Contract; or (2) any other change in any rights, obligations or benefits under such Contract, to which such Third Party Consents relates.

5.2	Further Tax Elections

With respect to any dividends arising under the Pre-Closing Transactions,

(a)	the Parties agree to make an election under s.184(3) and/or s.185.1(2) of the Tax Act, in prescribed manner and within the prescribed time, where a Purchased Company would otherwise be or become liable to pay an amount under Part III or Part III.1 of the Tax Act, and

(b)	for greater certainty, all Parties receiving or entitled to receive any dividends under the Pre-Closing Transactions hereby irrevocably concur with such election(s), and will provide such additional confirmation of such concurrence if and in such form as requested by the Purchaser, it being agreed that the Purchaser may but need not ask for such confirmation but that failure to request such confirmation will in no way impair the concurrence of the Parties reflected herein.

5.3	Post-Closing Matters.

(a)	Vendors will prepare or cause to be prepared, and file or cause to be filed, all Income Tax Returns of the Purchased Entities for any Tax year or period ending on or before the Closing Date (“Pre-Closing Periods”) that are filed after the Closing Date. Vendors will permit Purchaser to review and comment on such Income Tax Returns prior to filing.

(b)	Purchaser will not amend any Income Tax Returns of the Purchased Companies that relate to any Tax period or portion thereof ending on or before the Closing Date in a manner that would increase the Tax liability of Vendors or its Affiliates. Vendors will not amend any Income Tax Returns of the Purchased Companies that relate to any Tax period or portion thereof ending on or before the Closing Date in a manner that would increase the Tax liability of Purchaser or its Affiliates for any period or portion thereof after the Closing Date.

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(c)	Purchaser and Vendors agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records, Income Tax Returns and Tax filings) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defence of any claim, suit or proceeding relating to any Tax matter. Purchaser and Vendors will cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each will execute and deliver such documents as are necessary to carry out the intent of this Section 5.3.

(d)	The Purchaser will use commercially reasonable efforts to enter into an arrangement with Stohn Hay Cafazzo Demdroski Richmond LLP to provide legal services for fiscal 2015 in connection with “Degrassi: The Next Generation” and “Precious Blood” on a fair market value basis.

(e)	The parties shall divide awards on an equal basis between the Purchaser and Schuyler. In the event both the Purchaser and Schuyler request the same award, the parties will cooperate to obtain an additional copy of such award. Notwithstanding the foregoing, the following awards will remain with Schuyler:

(i)	Any award naming Schuyler or Stephen Stohn personally;

(ii)	Teen Choice Award - Choice Summer Series (2007); and

(iii)	Teen Choice Award - Choice Summer Series (2005).

(f)	The Vendors agree to provide such information and reasonable assistance as may be reasonably requested by Purchaser or any of its Affiliates in order to comply with Applicable Law relating to securities matters or as may be requested by Purchaser’s lenders and underwriters, including as may be required by Purchaser or any of its Affiliates to fulfill its obligations for continuous disclosure, prospectus level disclosure, or lender or underwriter due diligence reviews.

(g)	The Vendors agree to transfer or terminate [REDACTED][8] pension plan as described in Schedule 4.1(ii)(i) such that none of the Purchased Entities will have any further liabilities after the Closing Date pursuant to such pension plan or any obligations for reporting to any Governmental Authority in connection with such pension plan.

(h)	The Vendors agree to assume all liability for the lease with Nissan and the Purchaser and Vendor agree to enter into an assumption or transfer agreement to cause the Nissan lease to be transferred to or at the Vendor's direction as soon as reasonably possible following the Closing Date.

8 Redacted portion contains personal information (individual name).

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(i)	[REDACTED][9]

(j)	[REDACTED][9]

(k)	[REDACTED][9]

(l)	This ARTICLE 5 will survive Closing.

ARTICLE 6

CONDITIONS OF CLOSING

6.1	Purchaser’s Conditions.

The Purchaser will not be obligated to complete the purchase of the Purchased Shares and the Shareholder Loan pursuant to this Agreement unless, at or before the Closing, each of the conditions listed below in this Section 6.1 has been satisfied, it being understood that the following conditions are included for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser.

(a)	Representations and Warranties. Except where provided to the contrary, all representations and warranties of the Vendors in Section 4.1 will be true and correct in all respects, as though made on and as of the Closing Time. The Purchaser will have received a certificate of the Vendors addressed to the Purchaser and dated the Closing Date confirming the same.

(b)	Vendors’ Compliance. The Vendors will have performed and complied with all of the terms and conditions in this Agreement in all material respects on its part to be performed or complied with at or before the Closing and will have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in 7.1 and elsewhere in this Agreement, in each case in all material respects.

(c)	Material Adverse Change. There will have been no Material Adverse Change since the date hereof.

(d)	Purchased Shares. The Vendors having good title, free and clear of all Liens to the Purchased Shares.

[9]	Redacted portions consist of commercially sensitive information (pending negotiations with identifiable third parties).

39

(e)	No Action to Restrain. No Claim will be pending by any Person or Governmental Authority, and no Applicable Law will be in force, to restrain or prohibit completion of the Transaction.

(f)	Due Diligence. The Purchaser has been provided with complete access to the Purchased Entities Business for the purpose of conducting its due diligence.

(g)	Business Premises. The Purchaser will have been given access to the Business Premises for the purpose of conducting, at the Purchaser’s expense, such environmental assessments as the Purchaser may determine, including a Phase I and, if considered necessary by the Purchaser, a Phase II, and that the Purchaser is satisfied with such assessments at its sole discretion.

(h)	Lender Approval. The Purchaser will have obtained consent from its lenders to the Transaction.

(i)	Director Approval. The Board of the Purchaser shall have approved the Transaction.

(j)	TSX Approval. The Purchaser will have obtained the approval from the TSX for the issuance and listing of the Consideration Shares.

(k)	Lock Up Agreement. The Vendors and the Purchaser will have negotiated the terms of the Lock Up Agreement on terms satisfactory to the Purchaser.

(l)	Non-Competition Agreement. Mr. S. Stohn and the Vendors will have entered into non-competition agreements for a period of one year with the Purchaser on terms satisfactory to the Purchaser.

(m)	Consents. The Vendors will have delivered to the Purchaser all Third Party Consents requested to be obtained from third parties to consummate the transactions contemplated in Section 5.1 of this Agreement.

(n)	Indebtedness. The Purchased Companies will not have any Indebtedness other than Permitted Production Financing or Indebtedness other than as set out in the Financial Statements at the Time of Closing.

(o)	Assignment of Shareholder Loan. Assignment of the rights of EGHI with respect to the Shareholder Loan.

6.2	Vendors’ Conditions.

The Vendors will not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing, each of the conditions listed below in this Section 6.2 has been satisfied, it being understood that the following conditions are included for the exclusive benefit of the Vendors and may be waived in whole or in part by the Vendors.

(a)	Representations and Warranties. The representations and warranties of the Purchaser in Section 4.2 will be true and correct in all respects and for this purpose all materiality qualifications in such representations and warranties will be disregarded as of the Closing Time, as though made on and as of the Closing Time. The Vendors will have received a certificate of the Purchaser addressed to the Vendors and dated the Closing Date confirming the same.

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(b)	Purchaser’s Compliance. The Purchaser will have performed and complied with all of the terms and conditions in this Agreement in all material respects on its part to be performed or complied with at or before the Closing and will have executed and delivered or caused to have been executed and delivered to the Vendors at the Closing all the documents contemplated in Section 6.2 and elsewhere in this Agreement.

(c)	Absence of Injunctions. No injunction or restraining order of any court or administrative tribunal of competent jurisdiction are in effect prohibiting the transactions contemplated by this Agreement and no action or proceeding will have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the Parties contemplated by this Agreement.

(d)	TSX Approval. The TSX will have approved the issue and listing of the Consideration Shares on terms acceptable to the Purchaser, and all conditions to the listing of such shares will have been satisfied.

(e)	Lock Up Agreement. The Vendors and the Purchaser will have negotiated the terms of the Lock Up Agreement on terms satisfactory to the Vendor.

(f)	Royalty Agreement: The Vendors and the Purchaser will have negotiated the terms of the Royalty Agreement on terms satisfactory to the Vendors.

(g)	Employment Agreement: The Vendors and the Purchaser will have negotiated the terms of the Employment Agreement satisfactory to the Vendors.

(h)	Freelance Arrangement: Schuyler and the Purchaser will have negotiated the terms of the Freelance Arrangement satisfactory to Schuyler.

ARTICLE 7

CLOSING DATE DELIVERIES

7.1	Deliveries by Vendors.

Concurrently with the execution of this Agreement and the consummation of the purchase and sale transaction effected hereby, the Vendors will deliver or cause to be delivered to the Purchaser the following documents, all in substance and form satisfactory to the Purchaser:

(a)	the share certificates representing the Purchased Shares, each duly endorsed for transfer by the Vendors;

(b)	the minute books, share certificate books of the Purchased Entities;

(c)	the share certificate representing the Thunderbird Shares;

(d)	the assignment of the Shareholder Loan;

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(e)	a certificate of the Vendors dated as of the Closing Date in form and substance satisfactory to the Purchaser acting reasonably dealing with the due incorporation of the Vendors, the authorization by the Vendors of this Agreement and each agreement referred to herein to which the Vendors is a party, the performance of the Vendors’ obligations hereunder and thereunder, and incumbency;

(f)	a resignation duly executed by each director and officer of the Purchased Entities designated in writing by the Purchaser prior to Closing;

(g)	Releases of each of the Vendors and Mr. Stohn (in their relevant capacities) from any and all possible Claims against any of the Purchased Entities arising from any act, matter or thing arising at or prior to the time of Closing, except with respect to any Indemnifications, protections or coverage pursuant to Insurance policies for the benefit of the Vendors and all its directors and officers in connection with the bona fide execution of such duties;

(h)	a duly executed copy of the Royalty Agreement, the Non-Competition Agreement, Employment Agreements, Freelance Arrangement and Lock Up Agreement; and

(i)	any other documents required under this Agreement and such evidence as counsel for the Purchaser may reasonably require that all warranties and representations contained in this agreement are true and correct to the Closing Date and that all conditions precedent to the Closing have been met or complied with, which such evidence may, without limitation, include such certificate or certificates or statutory declaration or declarations as counsel for the Purchaser may reasonably require.

7.2	Deliveries by Purchaser.

Concurrently with the execution of this Agreement and the consummation of the purchase and sale transaction effected hereby, Purchaser will deliver or cause to be delivered to the Purchaser the following documents and payments:

(a)	evidence of the registration of the Consideration Shares in the name of the Vendors, as applicable;

(b)	payment of the cash portion of the Purchase Price to the Vendors, as applicable, due on the Closing Date;

(c)	a duly executed copy of the Royalty Agreement, the Non-Competition Agreement, Employment Agreements, Freelance Arrangement and Lock Up Agreement;

(d)	certificate of compliance for the Purchaser, issued by Industry Canada dated the date of Closing;

(e)	evidence of TSX approval, and

(f)	all such other agreements, documents and instruments required to be delivered by the Purchaser at Closing pursuant to the terms of this Agreement.

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ARTICLE 8

INDEMNIFICATION

8.1	Indemnity by the Vendors.

Subject to the terms and conditions of this ARTICLE 8 , EGHI, on its own behalf and with respect to the EDI, PWT, Pictures and ESPI and Schuyler, on her own behalf and with respect to Studios will indemnify the Purchaser’s Indemnified Parties and save them fully harmless against any Damages which may be made or brought against any of the Purchaser’s Indemnified Parties or which any of them may suffer or incur in respect of, as a result of, arising out of or associated with any breach of any representation, warranty or covenant of the Vendors, as applicable, contained in this Agreement.

In addition, the Vendors each further agree, jointly and severally, to indemnify and save harmless the Purchaser and the Purchased Entities from and against any damage, losses, costs or expenses which any of them may sustain or incur by reason of:

(a)	any Taxes which have arisen solely as a result of implementing the Pre-Closing Reorganization;

(b)	any Taxes payable by Pictures resulting from an assessment or reassessment of is 2010, 2011 or 2012 claims for foreign tax credits on withholding tax on US license fees in Pictures' 2010, 2011 or 2012 Tax Returns;

(c)	any Taxes payable by ESPI in connection with ESPI's US earned distribution fees from US Broadcasters for fiscal years ended January 31, 2013 and January 31, 2014;

(d)	any Taxes which have arisen based on a CRA assessment or reassessment on the reasonableness of inter-company management fees between any of the Purchased Entities;

(e)	any Claim by [REDACTED][10].

The specific indemnity provisions set out in clauses (a)-(e) above are from time to time collectively referred to as the "Specific Indemnities".

8.2	Indemnity by the Purchaser.

Subject to the terms and conditions of this ARTICLE 8 , the Purchaser will indemnify the Vendors’ Indemnified Parties and save them fully harmless against any Damages which may be made or brought against any of the Vendors’ Indemnified Parties or the Purchaser or its Subsidiaries or which any of them may suffer or incur in respect of, as a result of, arising out of or associated with any breach of any representation, warranty or covenant of the Purchaser contained in this Agreement.

8.3	Calculation of Damages.

The amount of any Damages incurred by any Indemnified Party and for which indemnification is provided under this ARTICLE 8 will be calculated net of any net amount actually recovered by such Indemnified Party from a third party with respect to such Damages (other than an insurer).

[10]	Redacted portion consists of commercially sensitive information (identification of potential claimant).

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Each Indemnified Party agrees to take commercially reasonable steps to mitigate any Damages that such Indemnified Party asserts under this ARTICLE 8 . Any reasonable costs and expenses incurred by such Indemnified Party in connection with such mitigation will constitute Damages that may be recovered hereunder.

8.4	Indemnity Limits.

The obligation of the Parties to indemnify each other pursuant to this ARTICLE 8 will also be subject to the following limitations and provisions:

(a)	an Indemnified Party will only be entitled to make a claim for indemnification pursuant to Section 8.1 or 8.2, as the case be, if written notice containing reasonable particulars of such claim is delivered to the Indemnifying Party within the relevant time periods provided for in Section 8.5 or Section 8.6, as appropriate;

(b)	except in connection with the Specific Indemnities which are not subject to the Threshold, neither the Vendors nor the Purchaser will have any liability to indemnify under this ARTICLE 8 until the aggregate of all Damages for which the Vendors or the Purchaser, as the case may be, exceeds $[REDACTED][11] (the “Threshold”). Once the aggregate of all such Damages for which the Vendors or Purchaser, as the case may be, is responsible for indemnifying exceeds the Threshold, such Indemnifying Party will be responsible for all Damages, including Damages up to the Threshold;

(c)	except in connection with any Claim relating to title to the shares of the Purchased Entities, or intentional misrepresentation or fraud, or the Specific Indemnities, the maximum aggregate liability of the Vendors to indemnify the Purchaser’s Indemnified Parties under this ARTICLE 8 will be the aggregate amount of $[REDACTED][11] plus amount of the Closing Date Excess Cash;

(d)	the maximum aggregate liability of the Vendors to indemnify the Purchaser’s Indemnified Parties under this ARTICLE 8 in connection with any Claim relating to the Specific Indemnities will be the aggregate amount of $[REDACTED][11] plus amount of the Closing Date Excess Cash, less any amount paid pursuant to Section 8.4(c) above;

(e)	for certainty, there shall be no maximum aggregate liability of the Vendors to indemnify the Purchaser's Indemnified Parties under this Article 8 in connection with any Claim relating to title to the shares of the Purchased Entities, or intentional misrepresentation or fraud, and any such Claim shall not be included in the calculation of the liability in Section 8.4(c) and 8.4(d) above;

[11]	Redacted portions consist of commercially sensitive information (specific limitations on indemnity rights in favour of Purchaser).

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(f)	except in connection with any Claim relating to payment of the Purchase Price, title to the Consideration Shares or intentional misrepresentation or fraud, the maximum aggregate liability of the Purchaser to indemnify the Vendors’ Indemnified Parties under this ARTICLE 8 will be $[REDACTED][12];

(g)	for certainty, there shall be no maximum aggregate liability of the Purchaser to indemnify the Vendors' Indemnified Parties under this Article 8 in connection with any Claim relating to relating to payment of the Purchase Price, title to the Consideration Shares or intentional misrepresentation or fraud, and any such Claim shall not be included in the calculation of the liability in Section 8.4(f) above;

(h)	any payment under this ARTICLE 8 will constitute an adjustment to the Purchase Price; and

(i)	if Closing occurs, the indemnification provisions in this ARTICLE 8 will be the sole remedy for Damages under this Agreement for any breach of a representation or warranty and neither the Indemnified Party nor any of its Affiliates will have any further recourse for Damages against the Vendors or the Purchaser or any of their respective Affiliates, as applicable, in respect of the facts or circumstances giving rise to such breach of representation or warranty.

8.5	Direct Claims.

In the case of any claim for indemnification pursuant to this ARTICLE 8 not involving a Third Party Claim (a “Direct Claim”), the Indemnifying Party will have 60 days from receipt of notice thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party will make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this ARTICLE 8 , together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnifying Party will be free to pursue such remedies as may be available to it.

8.6	Third Party Claims.

(a)	The Indemnified Party will notify the Indemnifying Party in writing as soon as is reasonably practicable after being informed in writing that facts exist which may result in a claim originating from a Person other than the Indemnified Party (a “Third Party Claim”) and in respect of which a right of indemnification given pursuant to this ARTICLE 8 may apply, provided that failure to provide such notice will not relieve the Indemnifying Party of any of its obligations under this Agreement unless (and only to the extent that) the omission materially prejudices the Indemnifying Party’s ability to exercise its rights under this ARTICLE 8 .

(b)	The Indemnifying Party will have the right to elect, by written notice delivered to the Indemnified Party within 30 days of receipt by the Indemnifying Party of the notice from the Indemnified Party in respect of the Third Party Claim, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim, provided that, in the case of assumption of control, the Indemnifying Party first acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Agreement in respect of that Third Party Claim.

[12]	Redacted portions consist of commercially sensitive information (specific limitations on indemnity rights in favour of Purchaser).

45

(c)	If the Indemnifying Party elects to assume control of the Third Party Claim as contemplated in Section 8.6(b), the Indemnified Party will continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel will be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the reasonable fees and disbursements of such counsel will be paid by the Indemnifying Party. The Indemnified Party will cooperate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose will preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(d)	If the Indemnifying Party does not elect to assume control of the Third Party Claim as contemplated in Section 8.6(b), or having elected to assume control of the negotiation, settlement or defence of the Third Party Claim, the Indemnifying Party thereafter fails to conduct such negotiation, settlement or defence with reasonable diligence, then the Indemnified Party will be entitled to assume such control at the Indemnifying Party’s expense. Any reasonable costs and expenses incurred by such Indemnified Party in connection with the negotiation, settlement or defence of the Third Party Claim in accordance with this Section 8.6(d) will constitute Damages that may be recovered hereunder

(e)	The Indemnifying Party will not settle any Third Party Claim without the written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed; provided, however, that such consent will not be required if the proposed settlement does not limit the ability of the Indemnified Party to carry on its business in any way or negatively impact the Indemnified Party in any way (including no admission of liability), and the Indemnified Party is expressly and unconditionally released from all liabilities and obligations with respect to such Third Party Claim, without prejudice. The Indemnified Party will not settle or compromise any Third Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

8.7	After Tax-Basis.

In determining the amount of any Damages under this Article 8, such Damages will be increased (or decreased) to take into account any net tax cost (or net current or future tax benefit) incurred or enjoyed by the Indemnitee as a result of the matter giving rise to such Damages and the receipt of an indemnity payable hereunder. For greater certainty, any net tax cost will include any further cost resulting from such increased payment.

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8.8	Insurance.

Notwithstanding any other provision of this Article 8, if, at any time and from time to time, in respect of any matter for which indemnity is claimed pursuant to this Article 8 (such matter being referred to in this Section 8.8 as the "Specific Matter"), the Indemnified Party shall, prior to the first anniversary of the date on which the Indemnified Party made its claim for such Specific Matter, receive any insurance proceeds as compensation for such Specific Matter, the amount which the Indemnifier is liable to pay under this Article 8 in respect of such Specific Matter shall be reduced by the amount of the insurance proceeds so received (net of any costs incurred collecting such proceeds and any additional premiums required to be paid as a result of making the insurance claim which resulted in such proceeds); and, if such proceeds are received after the Indemnifier shall have paid the claim made in respect of such Specific Matter, the Indemnified Party shall, promptly following its receipt of such insurance proceeds, refund to the Indemnifier (without interest) that amount which is equal to the lesser of: (a) the net insurance proceeds so received in respect of such Specific Matter; and (b) the amount actually paid by the Indemnifier to the Indemnified Party in respect of the claim made by the Indemnified Party in respect of such Specific Matter. Each of the parties hereto agrees that, if it is the Indemnified Party in relation to any Specific Matter, it shall use its reasonable best efforts to collect upon those insurance policies then in effect, if any, which provide coverage in respect of such Specific Matter (provided that nothing in this Section 8.8 shall be construed as imposing any obligation to obtain or maintain any such insurance policies).

ARTICLE 9 CONFIDENTIALITY

9.1	Confidentiality.

(a)	Information to be Confidential. Each Party will hold and will cause each of its Representatives to hold in strictest confidence and not use in any manner, other than as expressly contemplated by this Agreement, any Confidential Information of another Party.

(b)	Required Disclosure. Section 9.1(a) will not apply to the disclosure of any Confidential Information where such disclosure is required by Applicable Law. In that case, the Party required to disclose (or whose Representative is required to disclose) will, as soon as possible in the circumstances, notify the Discloser Party of the requirement. Upon receiving such notification, the Discloser Party may take any reasonable action to challenge the requirement, and the affected Party will (or will cause its Representative to), at the expense of the Discloser Party, assist the Discloser Party in taking such reasonable action.

(c)	Return or Destruction. Following the termination of this Agreement in accordance with the provisions of this Agreement, each Party will (and will cause each of its Representatives to) promptly, upon a request from another Party, return to the requesting Party all copies of items in hard copy form (other than this Agreement), if any, which are or which contain Confidential Information of the requesting Party; provided that if the Party so obligated to return Confidential Information or its Representatives has prepared summaries or analyses containing or concerning any Confidential Information, then such Party may, instead of returning the summaries or analyses, destroy them and provide a certificate to that effect to the requesting Party.

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(d)	Confidentiality Agreement. The Confidentiality Agreement is hereby terminated effective immediately.

(e)	This ARTICLE 9 will survive the Closing.

ARTICLE 10

GENERAL

10.1	Expenses.

Except as otherwise expressly provided herein, each Party will be responsible for all of its Transaction Costs incurred by it.

10.2	Schedules.

All Schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Schedules or in any agreement contemplated hereby will be deemed to refer to this entire Agreement, including all Exhibits and Schedules.

10.3	Public Announcements.

Except to the extent otherwise required by Applicable Law or with the prior consent of the other Parties, acting reasonably, no Party will make any public announcement regarding this Agreement or the transactions contemplated by this Agreement. To the extent disclosure is required by Applicable Law, the Party required to make such disclosure will use commercially reasonable efforts to notify the other Party in advance of such disclosure.

10.4	Notices.

(a)	Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement will be in writing and will be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax or email, in each case to the applicable address set out below:

if to the Vendors, to:

Epitome Group Holding Inc.

220 Bartley Drive

Toronto, ON M4A 1G1

Attention:	Stephen Stohn
Tel:	(416) 752-7627 (ext. 2222)
Email:	sstohn@epitomepictures.com

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with a copy to:

McCarthy Tétrault LLP

Suite 5300

TD Bank Tower

66 Wellington Street W.

Toronto, ON M5K 1E6

Attention:	Leila Rafi
Tel:	(416) 601-7897
Email:	lrafi@mccarthy.ca

if to the Purchaser, to:

DHX Media Ltd.

1478 Queen Street

Halifax, Nova Scotia

B3J 2H7

Attention:	Mark Gosine
Tel:	(902) 425 6869

Email:	mgosine@dhxmedia.com

with a copy to:

Stewart McKelvey

Suite 900

Purdy’s Wharf Tower 1

1959 Upper Water Street

P.O. Box 997

Halifax NS B3J 2X2

Attention:	Christine Pound
Tel:	(902) 420-3391

Email:	cpound@stewartmckelvey.com

(b)	Deemed Delivery of Notice. Any such communication so given or made will be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered, or sent electronically or sent before 4:30 p.m. on such day. Otherwise, such communication will be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail will be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication will be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner will be deemed to have been given or made and to have been received only upon actual receipt.

(c)	Change of Address. Any Party may from time to time change its address under this Section 10.4 by notice to the other Party given in the manner provided by this Section 10.4.

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10.5	Assignment.

Neither Party will be entitled to assign its rights, title and interest in and to this Agreement without the written consent of the other Party. For greater certainty, the Purchaser will remain fully liable to the Vendors for all obligations under this Agreement regardless of any permitted assignment (including without limitation the issuance of the Consideration Shares). This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

10.6	Time of Essence.

Time will be of the essence of this Agreement in all respects.

10.7	Further Assurances.

Each Party will from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and will do or cause to be done all such further acts and things in connection with this Agreement that the other Parties may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

10.8	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including the letter of intent dated January 27, 2014 between the Parties and the Confidentiality Agreement. There are no conditions, representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except or explicitly set out in this Agreement.

10.9	Amendment.

No amendment of this Agreement will be effective unless made in writing and signed by the Parties.

10.10	Waiver.

A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver will be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by another Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect or any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

10.11	Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

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10.12	Remedies Cumulative.

Except as otherwise expressly provided herein, the rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party.

10.13	Attornment.

Each Party agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (ii) that it irrevocably waives any right to, and will not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens.

10.14	Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to principles of conflict of laws that would require the application of law of a different jurisdiction, and this Agreement will be treated, in all respects, as an Ontario contract.

10.15	Counterparts.

This Agreement may be executed in of counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by facsimile transmission and such transmission will constitute delivery of an executed copy of this Agreement to the receiving Party.

[signature page follows]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

DHX MEDIA LTD.

Per:	“Mark Gosine”
	Name:	Mark Gosine

	Title:	EVP, Legal Affairs

I have the authority to bind the corporation

Per:	“David Regan”
	Name:	David Regan

	Title:	EVP, Corporate Development

I have the authority to bind the corporation

EPITOME GROUP HOLDINGS INC.

Per:	“Linda Schuyler”
	Name:	Linda Schuyler

	Title:	C.E.O.

I have the authority to bind the corporation

Per:	“J. Stephen Stohn”
	Name:	Stephen Stohn

	Title:	President

I have the authority to bind the corporation

“J. Stephen Stohn”	“Linda Schuyler”
Witness	Linda Schuyler

SCHEDULE 1.1(p) – CLOSING DATE EXCESS CASH

- see attached -

Schedule 1.1 (p)

Closing Date Excess Cash for the Purchased Entities

April 3, 2014

Current Assets
Cash
Accounts receivable (net of allowance for doubtful accounts)
Government remittances
Prepaid expenses
Total Current Assets (A)

Current Liabilities
Interim production financing
Accounts payable & accrued liabilities
Distribution payable
Deferred revenues
Income tax payable
Other liabilities
Total Current Liabilities (B)

Sub-total (A-B)

Adjustments:
Current run-rate SG&A
Bonus accrual
Payroll accrual
Total Adjustments ( C )

Closing Date Excess Cash (A-B+C)

Notes:

1.	Appendix B of the Letter of Intent dated January 27, 2014 still applies. This schedule adds more detail to Appendix B.
2.	Epitome Studios Inc. was not included in Appendix B when calculating Closing Date Excess Cash, but it will now be added.
3.	Subject to the following, the allowance will include any amounts due that are doubtful, but any portion of the allowances that are received will be paid to the Vendor, when received. Receivables from Television Broadcasters, such as Bell Media and Viacom, and receivables from the Canada Media Fund, Shaw Rocket Fund, and Cogeco, will not be reduced by any allowances.

4.	Any amounts sitting in Cash, and Deferred Revenue relating to license fees for Degrassi 14 and Precious Blood 1, and any current amounts in Investment in Films will be removed from this calculation.
5.	Any cash advances from Epitome Pictures Inc. to Interim Finance the pre-production of Degrassi 14 and Precious Blood 1 will be added back to Cash for purposes of this calculation.
6.	The calculation of Income Taxes Payable for the purposes of this schedule will be consistent with the calculation of Income Taxes Payable as of May 31, 2013, as long as it is not less than the then current estimated taxes payable.

SCHEDULE 1.1(ii) – FINANCIAL STATEMENTS

(i)	Financial Statements of the following entities have been provided:

1.	Studios (final financial statements for the year ended December 31, 2013).

2.	EDI, PWT, Pictures and ESPI (Audited through the consolidated financial statement audit of Epitome Group Holdings for the year ended May 31, 2013).

SCHEDULE 1.1(yy) – LOCK UP AGREEMENT

- see attached -

LOCK-UP AGREEMENT

April _____, 2014

DHX Media Ltd. (“DHX”)

1478 Queen Street

Halifax, Nova Scotia B3J 2H7

Re: Purchase of shares of Epitome Distribution Inc., Epitome Pictures Inc., Epitome Studios Inc. and PWT Distribution Inc. (the “Acquisition”)

Ladies and Gentlemen:

As a condition to the closing of the Acquisition and the receipt by undersigned of consideration for the Acquisition, each of the undersigned hereby agrees that she or it will not, whether for her or its own account or for the account of another, without the prior written consent of DHX, in any manner, directly or indirectly, (i) sell, offer, contract or grant any option or right to sell (including without limitation any short sale, put option or call option), pledge, transfer, or otherwise dispose of any common shares in the capital of DHX acquired by the undersigned as partial consideration for the Acquisition (the “Subject Securities”) (including any transfers for estate planning purposes), (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Subject Securities, whether any such swap or transaction is to be settled by delivery of Subject Securities, in cash or otherwise, (iii) publicly announce an intention to do any of the foregoing, or (iv) act jointly or in concert with any third party with respect to any of the matters set forth hereinabove.

The foregoing restrictions will terminate after the close of trading on the 180th day immediately following the date of the closing of the Acquisition.

Notwithstanding the foregoing restrictions, subject to applicable securities laws, the undersigned may transfer Subject Securities (i) by way of donation to a registered charity, provided that the aggregate market value of such donated Subject Securities at the time of such donation shall not exceed $1,000,000; (ii) pursuant to a bona fide third party take-over bid, merger, plan of arrangement or other transactions made to all holders of Subject Shares; and (iii) to an entity that is directly or indirectly wholly-owned by one or both of the undersigned, provided that such entity shall fist enter into a Lock-up Agreement on the same terms as set forth in this letter agreement pursuant to which any such common shares so transferred shall be deemed to be “Subject Securities”.

This letter agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. This letter agreement shall not be assigned by any of the undersigned. This letter agreement is irrevocable and will be binding on the undersigned and their respective successors, heirs, personal or legal representatives and permitted assigns, as applicable.

Epitome Group Holding Inc.

Linda Schuyler	Name:
Title:

I have authority to bind the Corporation

Name:
Title:

I have authority to bind the Corporation

SCHEDULE 1.1(ccc) – OWNED PREMISES

(i)	220 Bartley Drive, Toronto, ON M4A 1G1 and all buildings situated on the property.

Lot 8 Plan 4192 East York/North York; Part Lot 9 Plan 4192 East York/North York; Part Lot 10 Plan 4192 East York/North York; Part Lot 11 Plan 4192 East York/North York designated as Parts 1 and 2 64R15279; Subject To NY627805; Toronto (North York), City of Toronto.

SCHEDULE 1.1(eee)(vii) – PERMITTED LIENS

1.	RBC Loans:

a.	Demand credit facility in favour of Pictures dated June 1, 2004, as amended by a first amending agreement, dated as of April 27, 2007 and further amended by a second amending agreement, dated as of May 30, 2012.

b.	Demand credit facility in favour of ESPI, dated May 27, 2013 (re: Degrassi 13).

2.	Liens and registrations listed in Schedule 4.1(t)(ii) to the extent they are not duplicated below:

a.	Ontario PPSA Registrations

SECURED PARTY	DEBTOR	REFERENCE FILE NO. & REGISTRATION NUMBER (REGISTRATION PERIOD)	COLLATERAL CLASSIFI- CATION	GENERAL COLLATERAL DESCRIPTION	OTHER
Royal Bank of Canada	Epitome Pictures Inc.	653717853 (File No.) 20090527 1314 1862 7744 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 27 May 2009
Royal Bank of Canada	Epitome Pictures Inc.	605973483 (File No.) 20040601 0916 1862 6076 (Ref. No.) (5 years) Renewed for 5 years per 20090528 1447 1590 2978.	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 28 May 2014
Royal Bank of Canada	Epitome Pictures Inc.	614599398 (File No.) 20050427 1504 1862 7826 (Ref. No.) (5 years) Renewed for 5 years per 20100224 1943 1531 4997.	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 24 February 2015

SECURED PARTY	DEBTOR	REFERENCE FILE NO. & REGISTRATION NUMBER (REGISTRATION PERIOD)	COLLATERAL CLASSIFI- CATION	GENERAL COLLATERAL DESCRIPTION	OTHER
Royal Bank of Canada	Epitome Pictures Inc.	660093048 (File No.) 20100326 1242 1862 8910 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 26 March 2015
Noggin, L.L.C.	Epitome Pictures Inc.	660751047 (File No.) 20100422 1052 1590 1735 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	Assignment of all of the Debtor’s rights in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to all episodes of Season 10 of a television series currently entitled “Degrassi – The Next Generation” (collectively, the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.	Expiry Date: 22 April 2015
Xerox Canada Ltd.	Epitome Pictures Inc. (transferred to Epitome Screen Productions Inc. per 20130515 1705 1462 2036)	677122722 (File No.) 20120327 1702 1462 5188 (Ref. No.) (3 years)	Equipment Other	N/A	No Fixed Maturity Date Expiry Date: 27 March 2015

SECURED PARTY	DEBTOR	REFERENCE FILE NO. & REGISTRATION NUMBER (REGISTRATION PERIOD)	COLLATERAL CLASSIFI- CATION	GENERAL COLLATERAL DESCRIPTION	OTHER
MTV Networks, a division of Viacom International Inc.	Epitome Pictures Inc.	664835454 (File No.) 20100930 1625 1590 9347 (Ref. No.) As amended by 20101001 1711 1590 9531 to correct the name of the Secured Party. (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	Assignment of all of the Debtor’s rights in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to a television series tentatively entitled “How to be Popular” (the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.	Expiry Date: 30 September 2015
Royal Bank of Canada	Epitome Pictures Inc.	668844216 (File No.) 20110405 1621 1590 9439 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 5 April 2016
Noggin, L.L.C.	Epitome Pictures Inc.	671308335 (File No.) 20110708 1204 1590 4657 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	Assignment of all of the Debtor’s rights in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to all episodes of Season 11 of a television series currently entitled “Degrassi The Next Generation” (collectively, the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.	Expiry Date: 8 July 2016

SECURED PARTY	DEBTOR	REFERENCE FILE NO. & REGISTRATION NUMBER (REGISTRATION PERIOD)	COLLATERAL CLASSIFI- CATION	GENERAL COLLATERAL DESCRIPTION	OTHER
Royal Bank of Canada	Epitome Pictures Inc.	672084513 (File No.) 20110810 1150 1862 5871 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 10 August 2016
Nissan Canada Finance, a division of Nissan Canada Inc.[13]	Epitome Pictures Inc.	683169453 (File No.) 20121128 1048 1529 0359 (Ref. No.) (5 years)	Equipment Other Motor Vehicle Included	Motor Vehicle Details: 2013 Infiniti FX50 VIN: JN8BS1MW6DM1000 50 Amount: $75,082	Date of Maturity: 23 November 2016 Expiry Date: 28 November 2017
Viacom Media Networks, a division of Viacom International, Inc.	Epitome Pictures Inc.	674767512 (File No.) 20111201 1422 1590 2277(Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	Assignment of all of the rights of the Debtor in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to all episodes of Season 12 of a television series currently entitled “Degrassi The Next Generation” (collectively, the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.	Expiry Date: 1 December 2016

13 The parties have agreed to assign the lease related to this registration post-Closing.

SECURED PARTY	DEBTOR	REFERENCE FILE NO. & REGISTRATION NUMBER (REGISTRATION PERIOD)	COLLATERAL CLASSIFI- CATION	GENERAL COLLATERAL DESCRIPTION	OTHER
Royal Bank of Canada	Epitome Pictures Inc.	634712148 (File No.) 20070426 1608 1862 4736 (Ref. No.) (5 years) Renewed for 5 years per 20120404 1945 1531 2701. Address of the Secured Party was amended per 20120405 1945 1531 3822.	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 4 April 2017
Royal Bank of Canada	Epitome Pictures Inc.	679016817 (File No.) 20120607 1534 1862 0722 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 7 June 2017
Royal Bank of Canada	Epitome Pictures Inc.	679016826 (File No.) 20120607 1534 1862 0723 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 7 June 2017

SECURED PARTY	DEBTOR	REFERENCE FILE NO. & REGISTRATION NUMBER (REGISTRATION PERIOD)	COLLATERAL CLASSIFI- CATION	GENERAL COLLATERAL DESCRIPTION	OTHER
Royal Bank of Canada	Epitome Pictures Inc.	687264354 (File No.) 20130529 0906 1862 6424 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 29 May 2018
Royal Bank of Canada	Epitome Pictures Inc.

843591015 (File No.)

19980814 1436 1530 4445 (Ref. No.)

(5 years)

Renewed for 5 years per 20030707 1820 1531 0049, a further 5 years per 20080730 1052 1529 3567 and a further 5 years per 20130703 1935 1531 1198.

Address of the Secured Party was amended per 20130620 1043 1529 2686.

			Inventory Equipment Accounts Other	Pursuant to a General Security Agreement.	Expiry Date: 3 July 2018
Xerox Canada Ltd.	Epitome Screen Productions Inc. (transferred from Epitome Pictures Inc. per 20130515 1705 1462 2036)	677122722 (File No.) 20120327 1702 1462 5188 (Reg. No.) (3 years)	Equipment Other	N/A	Expiry Date: 27 March 2015
Royal Bank of Canada	Epitome Screen Productions Inc.	687264336 (File No.) 20130529 0905 1862 6423 (Reg. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 29 May 2018

SECURED PARTY	DEBTOR	REFERENCE FILE NO. & REGISTRATION NUMBER (REGISTRATION PERIOD)	COLLATERAL CLASSIFI- CATION	GENERAL COLLATERAL DESCRIPTION	OTHER
Royal Bank of Canada	Epitome Studios Inc.	605973474 (File No. 20040601 0916 1862 6075 (Reg. No.) (5 years) Renewed for 5 years per 20090528 1050 1529 1032.	Inventory Equipment Accounts Other Motor Vehicle Included	Pursuant to (a) a Guarantee and Postponement of Claim in respect of Epitome Pictures Inc., (b) a General Security Agreement and (c) certain other documents executed in connection with the foregoing.	Expiry Date: 28 May 2014
Royal Bank of Canada	Epitome Studios Inc.	679016862 (File No.) 20120607 1534 1862 0725 (Reg. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 7 June 2017

b.	UCC Registrations (Washington, DC)

Secured Party: Royal Bank of Canada

Debtor: Epitome Screen Productions Inc.

Collateral Description: All assets of the Debtor, whether currently owned or hereafter acquired. Notwithstanding the foregoing, the Collateral! shall not include: (a) any personal property held in trust by the Debtor and lawfully belonging to others; (b) any property of the Debtor that constitutes consumer goods for the personal use of the Debtor; or (c) the last day of the term of any lease, oral or written, or agreement therefor now held or hereafter acquired by the Debtor, provided that upon the enforcement of remedies against the Collateral by Secured Party, the Debtor shall stand possessed of such last day in trust to assign and dispose of the same to any person acquiring such term.

3.	[REDACTED][14]

[14]	Redacted portion consists of commercially sensitive information (potential claim against specific asset of Epitome Pictures Inc.).

SCHEDULE 1.1(jjj) – PRE-CLOSING TRANSACTIONS

Pictures shall pay a series of cash dividends and/or stock dividends to EGHI, which in aggregate will not exceed the safe income on hand of Pictures immediately before the Closing Date.

SCHEDULE 1.1(mmm) – PRODUCTION BUDGET

[REDACTED]15

[15]	Contents of schedule contain commercially sensitive information.

SCHEDULE 1.1(eeee) – ROYALTY AGREEMENT

[REDACTED]16

[16]	Contents of schedule contain commercially sensitive information.

SCHEDULE 2.2 – PURCHASE PRICE ALLOCATION

The amount of $[REDACTED]17, being the amount of the Purchase Price payable for the Shareholder Loan, will be payable in cash by the Purchaser to EGHI.

The Purchase Price payable for the Purchased Shares will be payable in cash and Consideration Shares by the Purchaser to EGHI and Schuyler, respectively, as follows:

Purchased Company	EDI	PWT	Pictures	Studios
Vendor	EGHI	EGHI	EGHI	Schuyler
Purchase Price	$[REDACTED][18]	$[REDACTED][18]	$[REDACTED][18] plus Closing Date Excess Cash	$[REDACTED][18]
Number of Purchased Shares	1 Common Share	2 Common Shares	3,625,507 Common Shares	100 Common Shares
Aggregate number of Consideration Shares issued for Purchased Shares and fair market value of Consideration Shares	[REDACTED][18] $[REDACTED][18]	[REDACTED][18] $[REDACTED][18]	[REDACTED][18] $[REDACTED][18]	[REDACTED][18] $[REDACTED][18]
Aggregate Amount of Cash paid for Purchased Shares	$[REDACTED][18]	$[REDACTED][18]	$[REDACTED][18]	$[REDACTED][18]

The Parties confirm their intention that the disposition of the Purchased Shares be governed by section 85(1) of the Tax Act.

[17]	Redacted portion consists of commercially sensitive information (amount of loan receivable).
[18]	Redacted portion consists of commercially sensitive information (details of purchase price allocation).

SCHEDULE 4.1(g) – ORGANIZATION OF PURCHASED ENTITIES

Purchased Entity	Jurisdiction of Formation	Authorized Capital	Issued Capital – Shareholder	Director(s)	Officer(s)
EDI	Ontario	Unlimited number of common shares	1 common share – EGHI	Schuyler	Schuyler – Chief Executive Officer Stephen Stohn – President and Secretary
PWT	Ontario	Unlimited number of common shares	2 common shares – EGHI	Schuyler	Schuyler – Chief Executive Officer Stephen Stohn – President
Pictures	Ontario	Unlimited number of common shares	3,625,507 common shares – EGHI	Schuyler	Schuyler – Chief Executive Officer Stephen Stohn – President and Secretary
Studios	Ontario	Unlimited number of common shares	100 common shares – Schuyler	Schuyler	Schuyler– President Stephen Stohn – Vice President and Secretary
ESPI	Ontario	Unlimited number of common shares	100 common shares – Pictures	Schuyler, Stephen Stohn	Schuyler– Chief Executive Officer Stephen Stohn – President and Secretary

SCHEDULE 4.1(g)(A) – EQUITY OR VOTING INTERESTS IN PURCHASED ENTITIES

1.	ESPI is a wholly owned subsidiary of Pictures.

2.	Pictures owns the Thunderbird Shares.

SCHEDULE 4.1(j) – THUNDERBIRD SHARES

[REDACTED]19

[19]	Contents of schedule contain commercially sensitive information.

SCHEDULE 4.1(r) – PURCHASED ENTITIES MATERIAL CONTRACTS

(i)	Credit Facilities, Loan Agreements, Guarantees, or Security Agreements:

1.	Demand credit facility in favour of Pictures dated June 1, 2004, as amended by a first amending agreement, dated as of April 27, 2007 and further amended by a second amending agreement, dated as of May 30, 2012

2.	Demand credit facility in favour of ESPI, dated May 27, 2013 (re: Degrassi 13)

(ii)	Partnership, Royalty and Joint Venture Agreements:

Refer to Schedule 4.1(t)(ii), subheading (vi).

(iii)	Contracts Involving Payments Greater than $50,000 on an annual basis for any of the years 2012, 2013, 2014 or 2015 (other than contracts relating to the Production Budget):

1.	124 Bermondsey Road, North York ON M4A 1X5 – Rental Agreement dated as of December 1, 2010 between 124 Bermondsey Road Ltd., as lessor, Studios as lessee and Pictures as indemnifier.

2.	[REDACTED][20]

3.	[REDACTED][20]

4.	[REDACTED][20]

(iv)	Distribution Agreements or other Licenses or Grants of any Rights of any Purchased Entity Owned Intellectual Property

The Distribution Agreements entered into include:

1)	Home Video – Non-Theatric License Agreement between PWT Distribution, Inc. and Taylor Productions, Inc. dated January 25, 1999, as amended by Amendment No. 1 dated January 11, 2005, Amendment No. 2 dated March 2, 2009 and Amendment No. 3 dated November 1, 2012.

2)	[REDACTED][21]

3)	Various Agreements with Alliance Films Inc. (formerly known as Motion Picture Distribution LP among other names) for the Canadian Distribution Rights to Degrassi Seasons 1-8, Instant Star Seasons 1-4, The Kids of Degrassi, Degrassi Junior High, Degrassi High, School’s Out, Degrassi Talks, X-Rated, Liberty Street, and Riverdale.

[20]	Redacted portions consist of personal information.
[21]	Redacted portion consists of commercially sensitive information (identification of confidential settlement agreement).

4)	Various Agreements with Bell Media or CTV or Much Music for Canadian broadcast and related rights to Degrassi Seasons 1-13, The L.A. Complex Seasons 1 and 2, and Instant Star Seasons 1 and 2.

5)	Various Agreements with Viacom International Inc. for international broadcast rights to Degrassi 10-13 and Instant Star Seasons 1-4.

6)	Agreement with CW Network for international broadcast rights to L.A. Complex Seasons 1 and 2.

To the extent not disclosed above, please also refer to Schedule 4.1(t)(ii), subheading (iv).

SCHEDULE 4.1(t)(i) – OWNED INTELLECTUAL PROPERTY EXCEPT COPYRIGHT

(i)	Epitome Distribution Inc.

Nil.

(ii)	PWT Distribution Inc.

Nil.

(iii)	Epitome Pictures Inc.

TRADE-MARKS:

Canadian Trade-marks

	Trademark	Application No.	Registration No.
1.	INSTANT STAR	1,218,258	TMA647,120
2.	JUDE HARRISON	1,218,257	TMA690,059
3.	THE L.A. COMPLEX	1,557,897	n/a
4.	DEGRASSI	1,105,421	TMA612,290
5.	DEGRASSI HIGH	625,348	TMA387,711
6.	DEGRASSI JUNIOR HIGH	590,907	TMA427,076
7.	DEGRASSI PANTHERS	1,108,064	TMA612,408
8.	DEGRASSI.TV	1,105,422	TMA613,393
9.	DEGRASSI: THE NEXT GENERATION	1,105,423	TMA612,407
10.	Panther Design	1,108,065	TMA613,392

*Items 4-10 in the table above are indicated at the Canadian Intellectual Property Office (CIPO) as being owned by Playing with Time Inc., a predecessor company that was amalgamated into Epitome Pictures Inc. Epitome Pictures Inc. is the successor in interest to ownership rights held by Playing with Time Inc. The amalgamation documents have since been filed for recordal at CIPO.

U.S. Trade-marks

	Trademark	Serial No.	Registration No.
1.	DEGRASSI	76/345,825	3216084
2.	INSTANT STAR	78/522,900	3508644
3.	THE L.A. COMPLEX	85/522,995	n/a
4.	THE L.A. COMPLEX	85/523,011	n/a

U.K. Trademarks

	Trademark	Registration No.
1.	DEGRASSI	2287399

DOMAIN NAMES:

Domain Name
1.	epitomepictures.com
2.	degrassi.tv
3.	degrassitng.tv
4.	antigrapevine.com
5.	theantigrapevine.com
6.	anti-grapevine.com
7.	tenonemail.ca
8.	tenonemail.com
9.	tenonemail.info
10.	tenonemail.org
11	tenonemail.net
12.	Lesbianpromdate.com
13.	DegrassiCarnival.com
14.	DegrassiRadio.com
15.	DegrassiRadio.info
16.	DegrassiRadio.net
17.	DegrassiRadio.org
18.	Torontoicehounds.com
19.	Torontoicehounds.net
20.	Torontoicehounds.biz
21.	TheLAComplex.com
22.	TheLAComplex.net
23.	TheLAComplex.ca
24.	TheLAComplex.org
25.	Instantstar.com
26.	Instantstar.ca
27.	Instantstar.org
28.	Instantstar.net
29.	alexzjohnson.org

(iv)	Epitome Screen Productions Inc.

Nil.

(v)	Epitome Studios Inc.

Nil.

SCHEDULE 4.1(t)(i)(A) – INTELLECTUAL PROPERTY NO CHALLENGE

(i)	Challenges to Intellectual Property Listed in 4.1(t)(i) or 4.1(t)(i.1):

[REDACTED]22

(ii)	Known Action Taken in Seven Preceding Years for Property Listed in 4.1(t)(i) or 4.1(t)(i.1):

[REDACTED]22

(iii)	Moral Rights Not Waived in Favour of Purchased Entities and Epitome Group Holdings Inc.:

Nil.

(iv)	Violations of Intellectual Property Rights:

Refer to Schedule 4.1(t)(vii).

[22]	Redacted portions disclose confidential details of pending or potential claims.

SCHEDULE 4.1(t)(i.1) – INTELLECTUAL PROPERTY COPYRIGHT REGISTRATIONS

(i)	Epitome Distribution Inc.

Nil.

(ii)	PWT Distribution Inc.

Nil.

(iii)	Epitome Pictures Inc.

Canadian Copyright Registrations

	Title	Copyright Reg. No.
1.	Degrassi Season 12	1092758
2.	Degrassi Season 11	1084982
3.	Degrassi: The Next Generation - Season 10	1076142
4.	Degrassi: The Next Generation - Season 9	1068366
5.	Degrassi: The Next Generation - Cycle 8	1059066
6.	Degrassi: The Next Generation - Cycle 7	1047429
7.	Degrassi: The Next Generation, Cycle 6	1039375
8.	Degrassi: The Next Generation, Cycle 5	1032368
9.	Degrassi: The Next Generation, Cycle 4	1022151
10.	Degrassi: The Next Generation, Cycle III	1018073
11.	Degrassi: The Next Generation, Cycle III Episodes 301-355	1015126
12.	Degrassi: The Next Generation, Cycle II - Episodes 201 - 222	1006314
13.	Degrassi: The Next Generation	1001144
14.	Degrassi Reunion Special	1001143
15.	Highland Gardens Season 1	1089225
16.	The L.A. Complex Season 1	1092759
17.	The L.A. Complex Season 2	1097168
18.	Instant Star - Cycle 4	1047520
19.	Instant Star, Cycle 3	1039376
20.	INSTANT STAR, CYCLE 2	1032367
21.	Instant Star	1022152
22.	Riverdale (Cycle 2: Episodes 23-33)	476471
23.	Riverdale (Cycle 3: Episodes 34-47)	483625
24.	St.Brigid's	1063506

U.S. Copyright Registrations

	Title	Copyrights Reg. No.	Copyright Claimant
1.	DeGrassi : the next generation : no. 103-115.	PA0001080128	Epitome Pictures, Inc.
2.	DeGrassi : the next generation : no. 201-222.	PA0001290370	Epitome Pictures, Inc.
3.	The Degrassi reunion special.	PA0001080145	Epitome Pictures, Inc.
4.	DeGrassi generations.	TX0006516654	Madison Press, Ltd. & Epitome Pictures, Inc.
5.	Turning Japanese ; Degrassi : the next generation : Extra credit: no. 1.	TX0006480555	Madison Press Limited and Epitome Pictures, Inc.
6.	Missing you.	TX0006565845	Madison Press, Ltd. & Epitome Pictures, Inc.
7.	Safety Dance.	TX0007120391	The Madison Press Limited and Epitome Pictures Inc.
8.	Suddenly last summer	TX0006504054	Madison Press, Ltd. and Epitome Pictures, Inc.
9.	Riverdale : cycle 3, no. 23-33.	PAu002368775	Epitome Pictures, Inc.
10.	Riverdale : cycle 3, no. 34-47.	PAu002497729	Epitome Pictures, Inc.
11.	Cookie goes to the hospital / produced and directed by Linda Schuyler & Kit Hood.	PA0000129005	Playing With Time, Inc.
12.	Ida makes a movie / a Playing With Time film ; produced & directed by Linda Schuyler, Kit Hood.	PA0000132914	Playing With Time, Inc., employer for hire.
13.	Ida makes a movie / produced & directed by Linda Schuyler, Kit Hood.	PA0000148143	Playing with Time, Inc., employer for hire.
14.	Irene moves in / produced and directed by Linda Schuyler & Kit Hood.	PA0000129007	Playing With Time, Inc., employer for hire.
15.	Lisa makes the headlines / produced in association with Canadian Broadcasting Corporation by Playing with Time, Inc. ; produced and directed by Linda Schuyler & Kit Hood.	PA0000162621	Playing with Time, Inc., employer for hire
16.	Noel buys a suit / produced in association with Canadian Broadcasting Corporation by Playing With Time, Inc. ; produced and directed by Linda Schuyler & Kit Hood	PA0000150365	Playing With Time, Inc., employer for hire.
17.	Sophie minds the store / produced in association with Canadian Broadcasting Corporation by Playing with Time, Inc. ; produced and directed by Linda Schuyler & Kit Hood	PA0000162622	Playing with Time, Inc., employer for hire.

*Items 4-8 in the table above are co-owned by Epitome Pictures Inc. with The Madison Press Limited.

*Items 11-17 in the table above are indicated at the U.S. Copyright Office records as being owned by Playing with Time Inc., a predecessor entity that has now been amalgamated into Epitome Pictures Inc. Epitome Pictures Inc. is the successor in interest to ownership rights held by Playing with Time Inc. The amalgamation documents have since been filed for recordal at the U.S. Copyright Office.

Unregistered Copyright Works that Relate to Film, Television and Audiovisual Productions in Development, Production or Distribution

[REDACTED]23

(iv)	Epitome Screen Productions Inc.

Canadian Copyright Registration

	Title	Copyrights Reg.
1.	Degrassi Season 13	1104628

Unregistered Copyright Works that Relate to Film, Television and Audiovisual Productions in Development, Production or Distribution

[REDACTED]24

(v)	Epitome Studios Inc.

Nil.

[23]	Redacted portion contains commercially sensitive information.
[24]	Redacted portion contains commercially sensitive information.

SCHEDULE 4.1(t)(ii) – LIMITS ON INTELLECTUAL PROPERTY OWNERSHIP

(i)	Third-Party U.S. Copyright Registrations

No.	Title	Reg. No. & Date	Copyright Claimant
1.	DeGrassi generations.	TX0006516655 Reg. Date: 2006-07-17	Madison Press, Ltd.
2.	Degrassi:The Next Generation : 817, Up Where We Belong.	PAu003390193 Reg. Date: 2009-04-06	Viacom International Inc.
3.	Degrassi:The Next Generation : 818, Danger Zone.	PAu003391745 Reg. Date: 2009-04-22	Viacom International Inc.
4.	Degrassi:The Next Generation : 819-822, Degrassi Goes Hollywood.	PAu003402548 Reg. Date: 2009-06-30	Viacom International Inc.
5.	Degrassi: The Next Generation VIII : 815, Touch of Grey.	PAu003385325 Reg. Date: 2009-04-08	Viacom International Inc.
6.	Degrassi:The Next Generation VIII : 816, Heart of Glass.	PAu003385330 Reg. Date: 2009-04-08	Viacom International Inc.
7.	Degrassi:The Next Generation VIII : 813, Jane Says-Part I.	PAu003392782 Reg. Date: 2009-03-30	Viacom International Inc.
8.	Degrassi:The Next Generation VIII : 814, Jane Says-Part 2.	PAu003392781 Reg. Date: 2009-03-30	Viacom International Inc.
9.	Degrassi junior high : term 1 : discussion and activity guide.	TX0002142842 Reg. Date: 1987-08-31	W G B H Educational Foundation & Taylor Productions, Inc.
10.	Degrassi junior high : term 2 : discussion and activity guide.	TX0002442746 Reg. Date: 1988-08-31	W G B H Educational Foundation & Taylor Productions, Inc.

(ii)	Security Interests Recorded at the Canadian Intellectual Property Office and the U.S. Copyright Office

1.	As Granted by Epitome Distribution Inc.

Registered Canadian Copyright Grants of Interest

	Type of Document	Work	Reg. Number	Date Registered	Assignor	Assignee
1.	FILM PRODUCTION SECURITY AGREEMENT	Unregistered work, “The L.A. Complex” formerly known as “HIghland Gardens”	1098584	2012-09-17	Epitome Distribution Inc.	Royal Bank of Canada
2.	MORTGAGE OF DISTRIBUTION RIGHTS AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered work, Riverdale (dramatic - screenplay); Unregistered Work, Riverdale (dramatic - motion picture)	48205	1999-08-18	Epitome Distribution Inc.	Royal Bank of Canada
3.	MORTGAGE OF DISTRIBUTION RIGHTS AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered work, Riverdale - Episodes 23 to 33 (screenplay), Unregistered Work, Riverdale - Episodes 23 to 33 (motion picture)	47566	1998-10-07	Epitome Distribution Inc.	Royal Bank of Canada
4.	MORTGAGE OF DISTRIBUTION RIGHTS AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered work, RIVERDALE (literary); Unregistered work, RIVERDALE (dramatic)	47399	1998-07-09	Epitome Distribution Inc.	Royal Bank of Canada
5.	MORTGAGE OF DISTRIBUTION RIGHTS AND ASSIGNMENT: POWER OF ATTORNEY	Unregistered work, RIVERDALE (Dramatic); Unregistered work, RIVERDALE (Literary)	46873	1997-07-23	Epitome Distribution Inc.	Royal Bank of Canada

Registered U.S. Copyright Title Documents

	Type of Document	Title	Document No.	Date	Party 1	Party 2
1.	Film production security agreement.	The L.A. complex: f.k.a. Highland gardens; television series.	V3620D846	2012-09-11	Epitome Distribution, Inc.	Royal Bank Of Canada.
2.	Transfer of Copyright	Riverdale	V3400D474	1997-07-08	Epitome Distribution, Inc.	Royal Bank of Canada (Toronto)

	Type of Document	Title	Document No.	Date	Party 1	Party 2
3.	Mortgage of distribution rights and assignment; power of attorney	Riverdale; television series / Episodes no. 34-46. By Linda Schuyler & Yan Moore	V3444D428	1999-11-19	Epitome Distribution, Inc.	Royal Bank of Canada (Toronto)
4.	Copyright mortgage and assignment; power of attorney.	Riverdale; television series / Episodes no. 34-46. By Linda Schuyler & Yan Moore.	V3444D429	1999-11-19	Epitome Distribution, Inc.	Royal Bank of Canada (Toronto)

2.	As Granted by Epitome Pictures Inc.

Registered Canadian Copyright Grants of Interest

	Type of Document	Work	Reg. Number	Date Registered	Assignor	Assignee
1.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi; f/k/a Degrassi: The Next Generation - Season eleven, Episodes 1105 through 1145	1087855	2011-06-20	Epitome Pictures Inc.	Royal Bank of Canada
2.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation - Season 9, Episodes 901 through 923	1069432	2009-07-10	Epitome Pictures Inc.	Royal Bank of Canada
3.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation - Season 8, Episodes 801 through 822 (Screenplay); Unregistered Work, Degrassi: The Next Generation - Season 8, Episodes 801 through 822 (Television series)	1060630	2008-08-05	Epitome Pictures Inc.	Royal Bank of Canada
4.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation - Season 6, Episodes 601 through 619 (Screenplay); Unregistered Work, Degrassi: The Next Generation - Season 6, Episodes 601 through 619 (Television series)	1039379	2006-06-19	Epitome Pictures Inc.	Royal Bank of Canada

	Type of Document	Work	Reg. Number	Date Registered	Assignor	Assignee
5.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation - Season five, Episodes 501 through 519 (Screenplay); Unregistered Work, Degrassi: The Next Generation - Season five, Episodes 501 through 519 (Motion picture)	1030715	2005-06-23	Epitome Pictures Inc.	Royal Bank of Canada
6.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation - Episodes 401-422 (Screenplay); Unregistered Work, Degrassi: The Next Generation - Episodes 401-422 (Motion picture)	1022891	2004-08-16	Epitome Pictures Inc.	Royal Bank of Canada
7.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation - Episodes 301-322 (Screenplay); Unregistered Work, Degrassi: The Next Generation - Episodes 301-322 (Motion picture)	1015363	2003-10-06	Epitome Pictures Inc.	Royal Bank of Canada
8.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation - Episodes 201 through 222 (Screenplay); Unregistered Work, Degrassi: The Next Generation - Episodes 201 through 222 (Motion Picture)	1006663	2002-10-11	Epitome Pictures Inc.	Royal Bank of Canada

	Type of Document	Work	Reg. Number	Date Registered	Assignor	Assignee
9.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi, Season II	1088974	2011-08-08	Epitome Pictures Inc.	Noggin, L.L.C.
10.	FILM PRODUCTION SECURITY AGREEMENT	Unregistered Work, "Degrassi"; formerly known as "Degrassi: The Next Generation"	1098627	2012-09-18	Epitome Pictures Inc.	Royal Bank of Canada
11.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation	1077379	2010-05-25	Epitome Pictures Inc.	Royal Bank of Canada
12.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, DeGrassi: Next Generation	1077371	2010-05-25	Epitome Pictures Inc.	Noggin, L.L.C.
13.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Degrassi: The Next Generation (Screenplay); Unregistered Work, Degrassi: The Next Generation (Television series)	1048441	2007-05-25	Epitome Pictures Inc.	Royal Bank of Canada
14.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, The Degrassi Reunion Special - Mother and Child Reunion (a one hour television special); Unregistered Work, Degrassi: The Next Generation (thirteen half-hour episodes of a television series)	49449	2001-08-31	Epitome Pictures Inc.	Royal Bank of Canada
15.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Highland Gardens - Season One, Episodes 1 through 6	1092007	2011-12-16	Epitome Pictures Inc.	Royal Bank of Canada
16.	FILM PRODUCTION SECURITY AGREEMENT	Unregistered Work, "The L.A. Complex", formerly known as "Highland Gardens"	1097642	2012-08-02	Epitome Pictures Inc.	Royal Bank of Canada

	Type of Document	Work	Reg. Number	Date Registered	Assignor	Assignee
17.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Instant Star (Screenplay) Unregistered Work, Instant Star (Television series)	1048680	2007-05-30	Epitome Pictures Inc.	Royal Bank of Canada
18.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Instant Star - Season 3, Episodes 301 through 313 (Screenplay); Unregistered Work, Instant Star - Season 3, Episodes 301 through 313 (Television series)	1039378	2006-06-19	Epitome Pictures Inc.	Royal Bank of Canada
19.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Instant Star - Season two, Episodes 201 through 213 (Screenplay); Unregistered Work, Instant Star - Season two, Episodes 201 through 213 (Motion picture)	1030715	2005-06-23	Epitome Pictures Inc.	Royal Bank of Canada
20.	INSTRUMENT OF TRANSFER	Unregistered Work, Instant Star - Episodes 101-113 (Screenplay) Unregistered Work, Instant Star - Episodes 101-113 (Motion picture)	1022890	2004-08-16	Epitome Pictures Inc.	Royal Bank of Canada
21.	COPYRIGHT MORTGAGE AND ASSIGNMENT: POWER OF ATTORNEY	Unregistered Work, Riverdale (dramatic - screenplay) Unregistered Work, Riverdale (dramatic - motion picture)	48204	1999-08-18	Epitome Pictures Inc.	Royal Bank of Canada
22.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, Riverdale - Episodes 23 to 33 (screenplay) ; Unregistered Work, Riverdale - Episodes 23 to 33 (motion picture)	47567	1998-10-07	Epitome Pictures Inc.	Royal Bank of Canada

	Type of Document	Work	Reg. Number	Date Registered	Assignor	Assignee
23.	COPYRIGHT MORTGAGE AND ASSIGNMENT; POWER OF ATTORNEY	Unregistered Work, RIVERDALE (literary); Unregistered Work, RIVERDALE (dramatic)	47400	1998-07-09	Epitome Pictures Inc.	Royal Bank of Canada
24.	COPYRIGHT MORTGAGE AND ASSIGNMENT: POWER OF ATTORNEY	Unregistered Work, RIVERDALE (Dramatic) Unregistered Work, RIVERDALE (Literary)	46874	1997-07-23	Epitome Pictures Inc.	Royal Bank of Canada
25.	COPYRIGHT MORTGAGE AND ASSIGNMENT: POWER OF ATTORNEY	Unregistered Work, How to be Popular	1081247	2010-10-14	Epitome Pictures Inc.	MTV Networks, a division of Viacom Internation al Inc.
26.	ASSIGNMENT (49.44%)	Unregistered Work, LIBERTY STREET	45248	1994-10-28	Epitome Pictures Inc.	GP VII Limited Partnership

U.S. Copyright Title Documents

	Type of Document	Title	Document No.	Date of Recordation	Party 1	Party 2
1.	Copyright mortgage & assignment; power of attorney.	Degrassi: the next generation, season ten, episodes 1001 through 1048	V3590D162	2010-05-17	Epitome Pictures, Inc.	Royal Bank of Canada.
2.	Copyright mortgage & assignment; power of attorney.	Degrassi: the next generation: season 8, episodes 801 through 822.	V3568D551	2008-07-31	Epitome Pictures, Inc.	Royal Bank of Canada.
3.	Copyright mortgage and assignment; power of attorney.	Degrassi: the next generation, season 7, episodes 701 through 724 : television series.	V3552D841	2007-05-23	Epitome Pictures, Inc.	Royal Bank of Canada.

	Type of Document	Title	Document No.	Date of Recordation	Party 1	Party 2
4.	Copyright mortgage & assignment; power of attorney.	Degrassi: the next generation, season 6, episodes 601-619 : television series	V3539D400	2006-06-14	Epitome Pictures, Inc.	Royal Bank of Canada.
5.	Copyright mortgage & assignment; power of attorney.	Degrassi: the next generation, season five, episodes 501-519 : television series	V3526D735	2005-06-14	Epitome Pictures, Inc.	Royal Bank of Canada.
6.	Copyright mortgage & assignment; power of attorney.	Degrassi: the next generation, season four, episodes 401 through 422; television series.	V3513D220	2004-07-27	Epitome Pictures, Inc.	Royal Bank of Canada.
7.	Copyright mortgage & assignment; power of attorney.	Degrassi: the next generation; television series / Episodes 301 through 322, season three	V3502D123	2003-09-30	Epitome Pictures, Inc.	Royal Bank of Canada.
8.	Copyright mortgage and assignment; power of attorney.	Degrassi: the next generation, episodes 201-222; television series	V3489D013	2002-09-25	Epitome Pictures, Inc.	Royal Bank of Canada.
9.	Copyright mortgage & assignment; power of attorney	Degrassi f.k.a. Degrassi: the next generation.	V3604D593	2011-06-15	Epitome Pictures, Inc.	Royal Bank of Canada.
10.	Copyright mortgage & assignment; power of attorney.	Degrassi: the next generation.	V3579D600	2009-07-06	Epitome Pictures, Inc.	Royal Bank of Canada.
11.	Copyright mortgage and assignment; power of attorney.	The Degrassi reunion special-mother and child reunion & 1 other title.	V3473D125	2001-08-16	Epitome Pictures, Inc.	Royal Bank of Canada.
12.	Copyright mortgage & assignment; power of attorney.	Highland gardens, season one, episodes 1-6.	V3611D543	2011-12-06	Epitome Pictures, Inc.	Royal Bank of Canada
13.	Film production security agreement	The L.A. complex, season 2, episodes 201-213 : f.k.a. Highland gardens; television series.	V3619D192	2012-07-30	Epitome Pictures, Inc.	Royal Bank of Canada.

	Type of Document	Title	Document No.	Date of Recordation	Party 1	Party 2
14.	Copyright mortgage & assignment; power of attorney.	Instant star, season 4, episodes 401 through 413 : television series.	V3552D840	2007-05-23	Epitome Pictures, Inc.	Royal Bank of Canada.
15.	Copyright mortgage & assignment; power of attorney.	Instant star, season 3, episodes 301-313 : television series.	V3539D399	2006-06-14	Epitome Pictures, Inc.	Royal Bank of Canada.
16.	Copyright mortgage & assignment; power of attorney.	Instant star, season two, episodes 201-213 : television series.	V3526D734	2005-06-14	Epitome Pictures, Inc.	Royal Bank of Canada.
17.	Copyright mortgage & assignment; power of attorney.	Instant star, season one, episodes 101 through 113; television series	V3513D219	2004-07-27	Epitome Pictures, Inc.	Royal Bank of Canada.
18.	Transfer of copyright.	Riverdale.	V3400D473	1997-07-08	Epitome Pictures, Inc.	Royal Bank of Canada.

3.	As Granted by Epitome Screen Productions Inc.

Registered Canadian Copyright Grants of Interest

	Type of Document	Work	Reg. Number	Date Registered	Assignor	Assignee
1.	FILM PRODUCTION SECURITY AGREEMENT	Unregistered Work, Degrassi - Season Thirteen	1108567	2013-10-25	Epitome Screen Productions Inc.	Royal Bank of Canada

4.	As Granted by Various Distributors

	Type of Document	Title	Document No.	Date of Recordation	Party 1	Party 2
1.	Short form license agreement	Various Degrassi Titles	V3566D064	2008-06-09	Alliance Atlantis International Distribution, Ltd. & Alliance Atlantis International Television Distribution, Ltd	Alliance Atlantis International Distribution, LLC.

	Type of Document	Title	Document No.	Date of Recordation	Party 1	Party 2
2.	Copyright security agreement.	Various Degrassi Titles	V3565D379	2008-05-15	Echo Bridge Entertainment, LLC., Platinum Disc, LLC. & Alliance Atlantis International Distribution, LLC.	JPMorgan Chase Bank, NA.
3.	Copyright security agreement.	Various Degrassi Titles	V3565D655	2008-05-02	Alliance Atlantis International Distribution, LLC.	BHC Interim Funding II, LP.
4.	Supplement no. 1 to the trademark security agreement dated as of November 9, 2007.	Various Degrassi Titles	V3564D601	2008-05-15	Echo Bridge Entertainment, LLC, Platinum Disc, LLC & Alliance Atlantis International Distribution, LLC	JPMorgan Chase Bank, NA.

(iii)	Ontario PPSA security interests

Ref. File No. &
Secured		Reg. No. (Reg.	Collateral
Party	Debtor	Period)	Classification	Collateral Description	Expiry
Royal Bank	Epitome	653717853 (File	Inventory	N/A	Expiry
of Canada	Pictures	No.)	Equipment		Date: 27
	Inc.	20090527 1314	Accounts		May 2009
		1862 7744 (Ref.	Other
		No.)	Motor Vehicle
		(5 years)	Included

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	634985334 (File No.) 20070504 1314 1793 2721 (Ref. No.) (7 years)	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Degrassi, The Next Generation Season VII” pursuant to a Security Agreement dated April 20, 2007.	Expiry Date: 4 May 2014
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	634985352 (File No.) 20070504 1314 1793 2722 (Ref. No.) (7 years)	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Instant Star Season IV” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated April 20, 2007.	Expiry Date: 4 May 2014
Royal Bank of Canada	Epitome Pictures Inc.	605973483 (File No.) 20040601 0916 1862 6076 (Ref. No.) (5 years) Renewed for 5 years per 20090528 1447 1590 2978.	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 28 May 2014
Royal Bank of Canada	Epitome Pictures Inc.	614599398 (File No.) 20050427 1504 1862 7826 (Ref. No.) (5 years) Renewed for 5 years per 20100224 1943 1531 4997.	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 24 February 2015
Royal Bank of Canada	Epitome Pictures Inc.	660093048 (File No.) 20100326 1242 1862 8910 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 26 March 2015

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
Xerox Canada Ltd.	Epitome Pictures Inc. (transferred to Epitome Screen Productions Inc. per 20130515 1705 1462 2036)	677122722 (File No.) 20120327 1702 1462 5188 (Ref. No.) (3 years)	Equipment Other	N/A	No Fixed Maturity Date Expiry Date: 27 March 2015
Noggin, L.L.C.	Epitome Pictures Inc.	660751047 (File No.) 20100422 1052 1590 1735 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included

Assignment of all of the Debtor’s rights in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to all episodes of Season 10 of a television series currently entitled “Degrassi – The Next Generation”

(collectively, the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.

Expiry Date: 22 April 2015
Directors Guild of Canada – Ontario	Epitome Pictures Inc.	645019461 (File No.) 20080509 1410 1462 1693 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “Degrassi The Next Generation Season VIII” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 9 May 2015

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
MTV Networks, a division of Viacom International Inc.	Epitome Pictures Inc.	664835454 (File No.) 20100930 1625 1590 9347 (Ref. No.) As amended by 20101001 1711 1590 9531 to correct the name of the Secured Party. (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	Assignment of all of the Debtor’s rights in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to a television series tentatively entitled “How to be Popular” (the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.	Expiry Date: 30 September 2015
Directors Guild of Canada – Ontario	Epitome Pictures Inc.	649140381 (File No.) 20081008 1659 1793 7866 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “St. Brigid’s Medical” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 8 October 2015

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
Royal Bank of Canada	Epitome Pictures Inc.	668844216 (File No.) 20110405 1621 1590 9439 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 5 April 2016
Directors Guild of Canada – Ontario	Epitome Pictures Inc.	652745286 (File No.) 20090415 1403 1462 0709 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “Degrassi The Next Generation – Season 9” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 15 April 2016
Epitome Group Holdings Inc.	Epitome Pictures Inc.	670902894 (File No.) 20110623 0942 1590 3831 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 23 June 2016
Noggin, L.L.C.	Epitome Pictures Inc.	671308335 (File No.) 20110708 1204 1590 4657 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included

Assignment of all of the Debtor’s rights in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to all episodes of Season 11 of a television series currently entitled “Degrassi The Next Generation”

(collectively, the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.

Expiry Date: 8 July 2016

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
Royal Bank of Canada	Epitome Pictures Inc.	672084513 (File No.) 20110810 1150 1862 5871 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 10 August 2016
Nissan Canada Finance, a division of Nissan Canada Inc.	Epitome Pictures Inc.	683169453 (File No.) 20121128 1048 1529 0359 (Ref. No.) (5 years)	Equipment Other Motor Vehicle Included	Motor Vehicle Details: 2013 Infiniti FX50 VIN: JN8BS1MW6DM100050 Amount: $75,082	Date of Maturity: 23 November 2016 Expiry Date: 28 November 2017
Viacom Media Networks, a division of Viacom International, Inc.	Epitome Pictures Inc.	674767512 (File No.) 20111201 1422 1590 2277(Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included

Assignment of all of the rights of the Debtor in and to all tangible and intangible elements and assets, including, without limitation, the copyright, underlying literary property and screenplays, all positive and negative film, videotapes, soundtracks and distribution, exploitation and contractual rights in and to all episodes of Season 12 of a television series currently entitled “Degrassi The Next Generation”

(collectively, the “Production”) and all proceeds earned by the Debtor from the Production as set out in a Copyright Mortgage and Assignment of the Debtor in favour of the Secured Party.

Expiry Date: 1 December 2016

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
Directors Guild of Canada – Ontario	Epitome Pictures Inc.	659885787(File No.) 20100317 1701 1462 2180 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “Degrassi – The Next Generation – Cycle X” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 17 March 2017
Royal Bank of Canada	Epitome Pictures Inc.	634712148 (File No.) 20070426 1608 1862 4736 (Ref. No.) (5 years) Renewed for 5 years per 20120404 1945 1531 2701. Address of the Secured Party was amended per 20120405 1945 1531 3822.	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 4 April 2017
Royal Bank of Canada	Epitome Pictures Inc.	679016817 (File No.) 20120607 1534 1862 0722 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 7 June 2017
Royal Bank of Canada	Epitome Pictures Inc.	679016826 (File No.) 20120607 1534 1862 0723 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 7 June 2017

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
Directors Guild of Canada – Ontario	Epitome Pictures Inc.	668214081 (File No.) 20110311 1034 1793 6936 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “Degrassi Cycle XI” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 11 March 2018
Royal Bank of Canada	Epitome Pictures Inc.	687264354 (File No.) 20130529 0906 1862 6424 (Ref. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 29 May 2018
Royal Bank of Canada	Epitome Pictures Inc.

843591015 (File No.)

19980814 1436 1530 4445 (Ref. No.)

(5 years)

Renewed for 5 years per 20030707 1820 1531 0049, a further 5 years per 20080730 1052 1529 3567 and a further 5 years per 20130703 1935 1531 1198.

Address of the Secured Party was amended per 20130620 1043 1529 2686.

			Inventory Equipment Accounts Other	Pursuant to a General Security Agreement.	Expiry Date: 3 July 2018
Directors Guild of Canada– Ontario	Epitome Pictures Inc.	671381784 (File No.) 20110712 1417 1793 1746 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “Highland Gardens” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 12 July 2018

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	649446939 (File No.) 20081023 1247 1862 1881 (Ref. No.) (10 years)	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “St. Brigid’s Medical” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated September 30, 2008.	Expiry Date: 23 October 2018
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	649578816 (File No.) 20081029 1512 1862 2296 (Ref. No.) (10 years)	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Degrassi – The Next Generation Season VIII” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated September 5, 2008.	Expiry Date: 29 October 2018
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	649745739 (File No.) 20081105 1537 1862 2928 (Ref. No.) (10 years)	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Instant Star Season IV” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated September 12, 2008.	Expiry Date: 5 November 2018

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	649745802 (File No.) 20081105 1540 1862 2929 (Ref. No.) (10 years)	Accounts Other	All present and after-acquired personal property of the Debtor with respect to the production presently entitled “Degrassi – The Next Generation Season VII” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated September 12, 2008.	Expiry Date: 5 November 2018
Directors Guild of Canada – Ontario	Epitome Pictures Inc.	676658475 (File No.) 20120306 1545 1793 1628 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “Degrassi The Next Generation Season 12” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 6 March 2019
Directors Guild of Canada – Ontario	Epitome Pictures Inc.	677068749 (File No.) 20120326 1250 1793 2480 (Ref. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “The L.A. Complex Season 2” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.	Expiry Date: 26 March 2019
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	653347422 (File No.) 20090511 1216 1862 6737 (Ref. No.) (10 years)	Inventory Equipment Accounts Other	N/A	Expiry Date: 11 May 2019

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	656472339 (File No.) 20090923 1050 1862 5907 (Ref. No.) (10 years)	Inventory Equipment Accounts Other	Re-registration of 20020509 1128 9065 9487 dated 2002-05-09	Expiry Date: 23 September 2019
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	893923236 (File No.) 20030501 1608 1862 1523 (Ref. No.) (7 years) Renewed for 10 years per 20100323 1219 1862 8564.	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Degrassi – The Next Generation II” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated May 24, 2002.	Expiry Date: 23 March 2020
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	660135438 (File No.) 20100329 1515 1862 9031 (Ref. No.) (10 years)	Inventory Equipment Accounts Other	N/A	Expiry Date: 29 March 2020
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	898725825 (File No.) 20030930 1641 9065 0130 (Ref. No.) (7 years) Renewed for 10 years per 20100830 1057 1862 0358.	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Degrassi – The Next Generation 3” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated May 20, 2003.	Expiry Date: 30 August 2020
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	668228058 (File No.) 20110311 1237 1862 4485 (Ref. No.) (10 years)	Inventory Equipment Accounts Other	N/A	Expiry Date: 11 March 2021
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	606169665 (File No.) 20040607 0840 1862 6397 (Ref. No.) (7 years) Renewed for 10 years per 20110511 1613 1862 8953.	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Instant Star” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated May 11, 2004.	Expiry Date: 11 May 2021

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	606200148 (File No.) 20040607 1713 1862 6492 (Ref. No.) (7 years) Renewed for 10 years per 20110511 1649 1862 8962.	Accounts Other	All present and after- acquired personal property of the Debtor with respect to the production presently entitled “Degrassi – The Next Generation 4” pursuant to a Security Agreement made by the Debtor in favour of the Secured Party dated March 26, 2004.	Expiry Date: 11 May 2021
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	671180229 (File No.) 20110705 0926 1862 3065 (Ref. No.) (10 years)	Inventory Equipment Accounts Other	N/A	Expiry Date: 5 July 2021
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	676856817 (File No.) 20120315 1305 1862 4129 (Ref. No.) (10 years)	Inventory Equipment Accounts Other	N/A	Expiry Date: 15 March 2022
ACTRA Performers’ Rights Society	Epitome Pictures Inc.	677228589 (File No.) 20120330 1623 1862 5395 (Ref. No.) (10 years)	Inventory Equipment Accounts Other	N/A	Expiry Date: 30 March 2022
Epitome Group Holdings Inc.	Epitome Pictures Inc.	687952404 (File No.) 20130620 1551 1590 2800 (Ref. No.) (10 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 20 June 2023
Xerox Canada Ltd.	Epitome Screen Productions Inc. (transferred from Epitome Pictures Inc. per 20130515 1705 1462 2036)	677122722 (File No.) 20120327 1702 1462 5188 (Reg. No.) (3 years)	Equipment Other	N/A

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
Royal Bank of Canada	Epitome Screen Productions Inc.	687264336 (File No.) 20130529 0905 1862 6423 (Reg. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A
Directors Guild of Canada – Ontario	Epitome Screen Productions Inc.	685433997 (File No.) 20130320 1539 1793 8901 (Reg. No.) (7 years)	Inventory Equipment Accounts Other	All right, title and interest of the Debtor in and all property of the Debtor relating to the production currently entitled “Degrassi – Season 13” and all other collateral (as defined in Schedule 11B of the Security Agreement between the Debtor and the Secured Party as it may be amended from time to time), including all proceeds thereof.
ACTRA Perfomers’ Rights Society	Epitome Screen Productions Inc.	685602963 (File No.) 20130327 1617 1862 2091 (Reg. No.) (10 years)	Inventory Equipment Accounts Other	All present and after acquired personal property pursuant to a Security Agreement made by the Debtor in favour of the Secured Party in respect of the production currently titled “Degrassi – Season 13”	Expiry Date: 27 March 2023
Royal Bank of Canada	Epitome Distribution Inc.*	680815611 (File No.) 20120820 1542 1862 6262 (Reg. No.) (5 years)	Inventory Equipment Accounts Other	N/A	Expiry Date: 20 August 2017
Royal Bank of Canada	Epitome Studios Inc.	605973474 (File No. 20040601 0916 1862 6075 (Reg. No.) (5 years) Renewed for 5 years per 20090528 1050 1529 1032.	Inventory Equipment Accounts Other Motor Vehicle Included	Pursuant to (a) a Guarantee and Postponement of Claim in respect of Epitome Pictures Inc., (b) a General Security Agreement and (c) certain other documents executed in connection with the foregoing	Expiry Date: 28 May 2014

Secured Party	Debtor	Ref. File No. & Reg. No. (Reg. Period)	Collateral Classification	Collateral Description	Expiry
Royal Bank of Canada	Epitome Studios Inc.	679016862 (File No.) 20120607 1534 1862 0725 (Reg. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 7 June 2017
Royal Bank of Canada	Epitome Group Holdings Inc.*	671127489 (File No.) 20110630 1727 1862 2963 (Reg. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 30 June 2016
Royal Bank of Canada	Epitome Group Holdings Inc.*	672353343 (File No.) 20110822 1320 1862 6671 (Reg. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 22 August 2016
Royal Bank of Canada	Epitome Group Holdings Inc.*	679016808 (File No.) 20120607 1534 1862 0721 (Reg. No.) (5 years)	Inventory Equipment Accounts Other Motor Vehicle Included	N/A	Expiry Date: 7 June 2017
Royal Bank of Canada	Epitome Group Holdings Inc.*	679016952 (File No.) 20120607 1535 1862 0730 (Reg. No.) (5 years)	Accounts Other	Pursuant to a postponement and assignment of claim granted by the Debtor in favour of the Secured Party in respect of certain liabilities of Epitome Studios Inc. owing to the Debtor.	Expiry Date: 7 June 2017
Royal Bank of Canada	Epitome Group Holdings Inc.*	679016979 (File No.) 20120607 1535 1862 0731 (Reg. No.) (5 years)	Accounts Other	Pursuant to a postponement and assignment of claim granted by the Debtor in favour of the Secured Party in respect of certain liabilities of Epitome Pictures Inc. owing to the Debtor.	Expiry Date: 7 June 2017

* Denotes registrations which will be discharged effective on closing.

(iv)	UCC Registrations

Secured Party	Debtor	File No. and File Date	Collateral
Royal Bank of Canada	Epitome Screen Productions Inc.	2013101092 File Date: August 29,2013

All assets of the Debtor, whether currently owner or hereafter acquired. Notwithstanding the foregoing, the Collateral shall not include: (a) any personal property held in trust by the Debtor and lawfully belongings to others; (b) any property of the Debtor that constitutes consumer goods for the personal use of the Debtor; or (c) the last day of the term of any lease, oral or written, or agreement therefor now held or hereafter acquired by the Debtor, provided that upon the enforcement of remedies against the Collateral by Secured Party, the Debtor shall stand possessed of such last day in trust to assign and dispose of the same to any person acquiring such term.

This financing statement is filed pursuant and made subject to a Film Production Security Agreement, dated as of May 27, 2013, between Debtor and Secured party.

(v)	License Agreements

1.	[REDACTED][25]

2.	Amendment made October 29, 2012 between Epitome Screen Productions Inc., Epitome Pictures Inc., and Viacom Media Networks

3.	Amending Agreement made September 30, 2011 between Epitome Pictures Inc. and Viacom Media Networks

[25]	Redacted portion consists of commercially sensitive information (identification of confidential settlement agreement).

4.	Amending Agreement made November 23, 2010 between Epitome Pictures Inc. and Noggin, L.L.C.

5.	Amending Agreement made March 15, 2010 between Epitome Pictures Inc. and Noggin, L.L.C.

6.	Amending Agreement made May 21, 2009 between Alliance Atlantis International Distribution, LLC and Noggin, L.L.C.

7.	Amending Agreement to Contract 3154 made July 21, 2008 between Alliance Atlantis International Distribution, LLC and Noggin, L.L.C.

8.	Amending Agreement to Contract 3154 made June 21, 2007 between Alliance Atlantis International Distribution Limited and Noggin, L.L.C.

9.	Amending Agreement to Contract 3154 made August 10, 2006 between Alliance Atlantis International Distribution Limited and Noggin, L.L.C.

10.	Amending Agreement to Contract 3154 made August 22, 2005 between Alliance Atlantis International Distribution Limited and Noggin, L.L.C.

11.	Amending Agreement to Contract 3154 made August 16, 2004 between Alliance Atlantis International Distribution Limited and Noggin, L.L.C.

12.	Amending Agreement to Contract 3154 made June 26th, 2003 between Alliance Atlantis International Distribution Limited and Noggin, L.L.C.

13.	Amending Agreement to Contract 3154 made December 4th, 2003 between Alliance Atlantis International Distribution Limited and Noggin, L.L.C.

14.	Amending Agreement to Contract 3154 made October 1st, 2002 between Alliance Atlantis International Distribution Limited and Noggin, L.L.C.

15.	Schedule to License Agreement No. 3154 dated as of August 16, 2001 between Alliance Atlantis International Television Distribution Limited and Noggin L.L.C.

16.	Home Video – Non-Theatric License Agreement entered into January 25, 1999 between WGBH Educational Foundation, PWT Distribution, Inc., and Taylor Productions, Inc.

17.	Amendment No. 1 to Home Video and Non-Theatric License Agreement entered into January 11, 2005 between WGBH Educational Foundation, PWT Distribution, Inc., and Taylor Productions, Inc.

18.	Amendment No. 2 to Home Video and Non-Theatric License Agreement entered into March 2, 2009 between WGBH Educational Foundation, PWT Distribution, Inc., and Taylor Productions, Inc.

19.	Amendment No. 3 to Home Video and Non-Theatric License Agreement entered into March 2, 2009 between WGBH Educational Foundation, Public Media Distribution, LLC, PWT Distribution, Inc., and Taylor Productions, Inc.

20.	Commitment Letter with Bell Media for Canadian broadcast rights to season 14 of Degrassi.

21.	Commitment Letter with YTV (Corus Entertainment) for Canadian broadcast rights to season 1 of Precious Blood.

22.	To the extent not already disclosed above, see also the corresponding section of Schedule 4.1(r).

(vi)	Royalties and Other Fees Payable by Purchased Entities

1.	Alliance of Canadian Cinema, Television and Radio Artists (ACTRA)

2.	Writers Guild of Canada (WGC)

3.	Screen Actors Guild (SAG)

4.	American Federation of Television and Radio Artists (AFTRA)

5.	Writers Guild of America (WGA)

6.	[REDACTED][26]

7.	[REDACTED][26]

8.	[REDACTED][26]

9.	[REDACTED][26]

10.	[REDACTED][26]

11.	[REDACTED][26]

12.	[REDACTED][26]

13.	To the extent not already disclosed above, see also the corresponding section of Schedule 4.1(r).

[26]	Redacted portions contain personal information and commercially sensitive royalty payment terms.

SCHEDULE 4.1(t)(v) – LICENSED INTELLECTUAL PROPERTY

Nil

SCHEDULE 4.1(t)(vii) – INTELLECTUAL PROPERTY VIOLATIONS

[REDACTED]27

[27]	Contents of schedule contain commercially sensitive information.

SCHEDULE 4.1(u) – LICENCES AND COMPLIANCE WITH APPLICABLE LAW

(i)	Licenses, Permits, Authorizations, and Approvals:

1.	Santa Monica Business License – ESPI. (U.S. Operations)

2.	Elevator License – 220 Bartley Drive Elevator

(ii)	Violations:

Nil.

SCHEDULE 4.1(v) – BANKING INFORMATION

[REDACTED]28

[28]	Contents of schedule contain commercially sensitive information.

SCHEDULE 4.1(x) – CONFLICTING AGREEMENTS

Nil.

SCHEDULE 4.1(y) – CLAIMS

Nil.

SCHEDULE 4.1(ee)(ii) – CHANGES, MODIFICATIONS OR

ALTERATIONS TO THE OWNED PREMISES

1.	Barbed wire repair is required per Electrical Safety Authority Notification 70088048 dated February 25, 2014.

SCHEDULE 4.1(ee)(v) – OUTSTANDING WORK ORDERS

[REDACTED]29

[29]	Redacted portion contains commercially sensitive information.

SCHEDULE 4.1(hh) – EMPLOYMENT MATTERS

(i)	Written Contracts with Employees that are Not Terminable upon Giving Reasonable Notice:

Nil.

(ii)	Pending or Threatened Strike, Material Grievance, Claim of Unfair Labour Practices, or Other Collective Bargaining Dispute Involving Employees:

Nil.

(iii)	Material Unfair Labour Practices Committed During the Past Two Years: Nil.

(iv)	Organizational Efforts Being Made by Any Labour Union with Respect to Employees:

Nil.

(v)	Collective Bargaining Agreements, Labour Contracts, Letters of Understanding, Letters of Intent, Voluntary Recognition Agreements or Legally Binding Agreements Associated with Labour:

a.	IATSE – Degrassi Season 13 Agreements

1.	Collective bargaining agreement with IATSE 411 (Production Coordinator Union) and ESPI

2.	Collective bargaining agreement with IATSE 411 (Craftservice Providers and Honeywagon Operators Union) and ESPI

3.	Collective bargaining agreement with IATSE 667 (Cinematographers Guild) and ESPI

(vi)	Requirements to Pay Bonuses, Fees, Distributions, Remuneration, or Other Compensation to Any Person Other than any Amounts that Would be Payable in the Ordinary Course of Business as a Result of the Completion of this Transaction:

Nil.

(vii)	Non-Compliance with Applicable Law Regarding Tax, Health, Labour and Employment:

Nil.

(viii)	Outstanding Inspection Orders Under Occupational Health and Safety Laws: Nil.

(ix)	Pending or Threatened Charges Under Occupational Health and Safety Laws, or Critical Accidents Expected to Lead to Charges:

Nil.

SCHEDULE 4.1(hh)(x) – EMPLOYEES

(i)	List of All Employees of Purchased Entities:

a.	EDI:

Nil.

b.	PWT:

Nil.

c.	Pictures:

[REDACTED]30

d.	ESPI:

Nil.

e.	Studios:

Nil.

[30]	Redacted portion contains personal information (individual names and details of employment entitlements).

SCHEDULE 4.1(ii)(i) – BENEFIT PLANS

(i)	Bonus, Commission, Profit Sharing, Retention, Employee Loans, and Other Compensation for the Purchased Entities:

Nil.

(ii)	Retirement Plans, Pension Plans, Savings Plans and Other Retirement Compensation Arrangements for the Purchased Entities:

[REDACTED]31

(iii)	Insured or Self-Insured Welfare, Fringe Benefits, Health, Mortgage Assistance, or Other Employee Benefits for the Purchased Entities:

Employees of Pictures that have entered into a health benefit plan administered by Manulife Financial and paid by Pictures are as follows:

[REDACTED]31

[31]	Redacted portion contains personal information (individual names and details of employment entitlements).

SCHEDULE 4.1(jj) – TRANSACTIONS WITH AFFILIATES

(i)	Studios – Loans to and From Non-Arm’s Length Parties:

a.	There are Intercorporate loans between the Purchased Entities that net to zero on consolidation of the Purchased Entities.

b.	An intercompany loan from Studios to PWT in the amount of $[REDACTED][32].

c.	An intercompany loan from EDI to Studios in the amount of $[REDACTED][32].

d.	An intercompany loan from Pictures to Studios in the amount of $[REDACTED][32].

e.	An intercompany loan from Studios to Pictures in the amount of $[REDACTED][32].

(ii)	Employment or Consulting Agreements:

[REDACTED]33

[32]	Redacted portions contain commercially sensitive information (amounts of loan receivable).
[33]	Redacted portion contains commercially sensitive information (specifics of existing employment and consulting agreements).

SCHEDULE 4.1(kk)(i) – TAXES

(v)	Outstanding Assessments:

[REDACTED]34

(viii)	Tax Liability Associated with Other Persons

1.	With the exception of payroll deductions that occur in the normal course of business operations, the purchased companies do not hold any liability for the taxes of another person.

(ix)	Taxes Paid to Taxation Authorities Outside of Canada

[REDACTED]34

[34]	Redacted portions contain commercially sensitive information.